
03016938

setting our sights...



ohio casualty corporation annual report 2002

shareholder information...







► Annual Meeting of Shareholders will be held at 10:30 a.m. on Wednesday, April 16, 2003, in the Ohio Casualty University Auditorium of the Ohio Casualty Corporation Headquarters, 9450 Seward Road, Fairfield, Ohio 45014.

Form 10-K Annual Report

The Form 10-K Annual Report for 2002, as filed with the Securities and Exchange Commission, is available without charge upon written request to:

Ohio Casualty Corporation
Office of the Chief Financial Officer
9450 Seward Road
Fairfield, Ohio 45014-5456

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
1-800-317-4445; Hearing Impaired # TDD:1-800-952-9245
http://www.equiserve.com

Visit the Ohio Casualty Corporation Website at www.ocas.com. The Website includes current financial and related press releases issued by Ohio Casualty Corporation, as well as other corporate, shareholder and bond information. Our Website also offers information about the Webcast of quarterly earnings release conference calls. Shareholders and analysts are welcome to access the calls through the Webcast. The Website provides links to the Corporation's documents filed with the Securities and Exchange Commission (SEC) and NASDAQ for the OCAS stock quote.

HOME
FAQ
Feedback
Site Map
Ohio Casualty Corporation
About Us
Shareholder Information
Bond Information
Financial Information
Press Releases

Our Dividend Reinvestment Plan allows registered holders of common shares to make voluntary cash payments of up to $60,000 yearly toward the purchase of Ohio Casualty Corporation shares.



operational highlights...

► On March 19, 2002, Ohio Casualty Corporation announced it had completed an offering of $201,250,000 aggregate principal amount of 5.00% convertible notes due March 19, 2022, with the net proceeds to be used for repayment of bank debt.

► In April 2002, three highly qualified members were added to the Corporation Board of Directors: Philip G. Heasley, Ralph S. Michael III and Jan H. Suwinski.

► Personal Lines operations introduced insurance scoring as a method for better pricing and underwriting its business.

► Despite its exit from the New Jersey private passenger auto market, Ohio Casualty Group has seen an increase in commercial business for that market and New Jersey remains the largest Commercial Lines state.

► Consolidated assets increased 5.6 percent to $4.78 billion at December 31, 2002.

► Net premiums written for Specialty Lines increased to $179.9 million in 2002 from $136.1 million in 2001.

► In September 2002, A.M. Best Company affirmed the "A-" (Excellent) financial strength rating of Ohio Casualty Group and assigned a positive outlook on the rating; the rating and outlook were reaffirmed following the Corporation's third quarter earnings release.

All Lines Statutory Combined Ratios



114
112
110
108
106
104
102
100
110.3%
112.1%
105.2%
107.6%
2002
2001
2002
2001
Calendar Year
Accident Year

Note: New Jersey private passenger auto results and transfer fee are excluded for all periods shown.

Ohio Casualty Corporation is the holding company of The Ohio Casualty Insurance Company, which is one of six property/casualty subsidiary companies that make up Ohio Casualty Group (OCG). The Ohio Casualty Insurance Company was founded in 1919 and is licensed in 49 states. Ohio Casualty Group is ranked 40th among U.S. property/casualty insurance groups based on net premiums written (Best's Review, July 2002). The Group's member companies write auto, home and business insurance. Ohio Casualty Corporation trades on the NASDAQ Stock Market under the symbol OCAS and had assets of approximately $4.8 billion as of December 31, 2002.

Table of Contents

financial highlights...

(In thousands, except per share and number of shareholders data)	2002	2001	2000
Premiums and finance charges earned	**$ 1,450,467**	$ 1,506,678	$ 1,533,998
Investment income, less expenses	**207,133**	212,385	205,062
Loss before realized investment gains (losses), after taxes	**(30,266)**	(36,431)	(77,695)
Realized investment gains (losses), after taxes	**29,375**	135,011	(1,554)
Net income (loss)	**(891)**	98,580	(79,249)
Property and casualty statutory combined ratio	**112.8%**	115.3%	119.2%
Basic and Diluted Earnings per Common Share			
Net income (loss)	**$ (0.01)**	$ 1.64	$ (1.32)
Book value	**17.43**	17.97	18.59
Dividends	**–**	–	0.59
Financial Condition			
Assets	**$ 4,778,994**	$ 4,524,619	$ 4,489,365
Shareholders' equity	**1,058,703**	1,080,032	1,116,591
Average shares outstanding - basic	**60,494**	60,076	60,075
Average shares outstanding - diluted	**61,284**	60,209	60,075
Shares outstanding on December 31	**60,725**	60,106	60,072
Number of shareholders	**5,200**	5,700	6,100



a letter to shareholders...

► Dear Fellow Shareholders;

Ohio Casualty Corporation continues on a path to achieving improved financial performance. The year 2002 was disappointing in terms of financial results. We can assure you that your company remains committed to the fundamental concepts outlined in the Corporate Strategic Plan we introduced in 2001: a focus on profitability; rigorous execution of underwriting, pricing, and claims handling; expense reduction; strengthening local market knowledge and relationships with the independent agents who sell our products; delivery of excellent service to agents and policyholders; investment in technology; and development of a high performing workforce. We have set our sights on achievement of these objectives and we remain committed to our core short- and long-term objective to provide better value to our shareholders.

One of the most important accomplishments of the year was the repayment of our previous bank debt. This was refinanced in March of 2002 through a private offering and sale of notes that are convertible at the option of the holders into shares of Corporation common stock. Refinancing of this debt strengthened our financial position and provides more flexibility for the future. In July 2002, we established a meaningful line of credit facility that will be available for any shorter term needs.

We continue to have a strong relationship with our reinsurers. As a result of our underwriting philosophy; geographic concentration; and aggressive re-underwriting actions, we were able to negotiate favorable reinsurance treaties that provide us with excellent support from some of the strongest insurers in the world for our key lines of business, and allow us to maintain competitive limits for coverages such as Commercial Umbrella and Excess.

Targeting our Operations

The continued success of Specialty Lines is a major highlight of your company's insurance operations. The Commercial Umbrella/Excess and Bond operations report excellent results. Umbrella/Excess continues to lead the way with profitable growth, achieved by our partner agents and an experienced, motivated staff, fully assembled in 2002. An important part of that support is the claims handling provided by dedicated, highly specialized Claims unit personnel for each area.



The Commercial Lines and Personal Lines operations are responding to their many challenges through old fashioned underwriting discipline and proactive, enlightened management of their businesses. For Commercial Lines, workers' compensation remains challenging, while the Federal Terrorism Act enacted in November 2002 required an immediate deployment of resources in order to comply with Act requirements by February of 2003. In the third quarter of 2002, our results were negatively impacted in part by an emerging trend related to construction defect claims. Our Commercial Lines management, underwriting, actuarial and claims personnel examined the increased severity for claims related to certain types of developers and contractors. As a result, we increased reserves for these claims. While the decision to strengthen reserves at that time contributed to the disappointing third quarter results, we felt it was the appropriate action.

Continued on page 4...



Members of the Board of Directors include, seated, from left: President and CEO Dan Carmichael and Chairman of the Board Stan Pontius; and standing from left, the directors: Steve Marcum, Terry Baehr, Phil Heasley, Cathy Dolan, Jack Brown, Jan Suwinski, Howard Sloneker III, and Mike Michael.

The plan we announced in December 2001 to withdraw from private passenger auto business in New Jersey is nearly complete, as we have non-renewed most of that business. Proformance Insurance Company will continue to offer renewals until the last policy expires in March 2003. Personal Lines felt the impact of that business in 2002 through adverse claims development. Homeowners is the most problematic Personal Lines business, not only for us but for the entire industry. We saw modest improvement in 2002 and are optimistic that we can return the line to an underwriting profit over the next several years.

Our commitment to technology remains strong, and we are still on target with our ambitious internal development of the new Policy Administration Rating and Issuance System (P.A.R.I.S.SM). P.A.R.I.S.SM is in production for every standard commercial product (by the way, a full three years ahead of the original plan) and the introduction of P.A.R.I.S.SM for all commercial products in all of our offices is under way. We continue to study how P.A.R.I.S.SM technology will benefit other lines of business. In 2002, we successfully collaborated with business partners to bring new technology to the independent agents with whom we do business. As part of our "Ease of Doing Business" strategy we have developed to strengthen our agency relationships and increase our local market knowledge, we have introduced several technological advances that will reduce the workloads and costs of doing business for our agents.

Financial Results

There was a net loss for the year ended December 31, 2002, of $.9 million, or $.01 per share, compared with net income of $98.6 million, or $1.64 per share, for 2001. After-tax operating results, which excludes realized capital gains or losses on investments, was a loss for the year 2002 of $30.3 million, or $.49 per share, compared with an after-tax operating loss of $36.4 million, or $.61 per share, for the twelve months ended December 31, 2001. After-tax realized capital gains for 2002 were $29.4 million, compared with $135.0 million of capital gains in the same period of 2001. Consolidated before-tax net investment income was $207.1 million in the current year, a decrease of $5.3 million over the same period of 2001 as a result of lower interest rates on new funds invested.

Renewal price increase efforts and favorable market conditions led to improvement in pricing results and had a positive impact on net premiums written. The 2002 average renewal price increase of 16.3% for the

• • •

Commercial Lines operating segment was an increase from the 15.2% average renewal price increase in 2001. For commercial umbrella business in the Specialty Lines operating segment, average renewal price increases were 37.2% for 2002, compared with 20.3% for 2001. The Commercial Lines combined ratio of 115.1% for the year 2002 was an improvement over 2001 despite the previously mentioned increase in reserves for certain types of developers and contractors claims. The Specialty Lines 2002 combined ratio was a profitable 94.0%, slightly less profitable than the 2001 result. The Personal Lines 2002 combined ratio improved by 5.6 points to 106.2% over 2001, after excluding New Jersey private passenger auto results and the transfer fee and the impact of a one-time reallocation of loss adjustment expense reserves. The New Jersey private passenger auto results added 6.2 points to the 2002 Personal Lines combined ratio, validating the 2001 decision to withdraw from this market. Personal Lines 2002 net premiums written declined as expected due to management decisions to cancel certain agents and withdraw from New Jersey private passenger auto and other selected markets.

Consolidated assets increased to $4.78 billion at December 31, 2002 compared to $4.52 billion at December 31, 2001. Investments in securities were $3.11 billion at cost, with an estimated fair market value of $3.50 billion at December 31, 2002, compared with $2.89 billion at cost, with an estimated fair market value of $3.32 billion at December 31, 2001. Shareholders' equity decreased to $1.06 billion, compared with $1.08 billion at December 31, 2001. Book value per share at December 31, 2002 was $17.43, compared with $17.97 at December 31, 2001. Book value per share excluding the agent relationships identifiable intangible asset at December 31, 2002 was $14.78, compared with $13.96 at December 31, 2001.

Success through Strength

The Executive Management Team and employees have been executing our aggressive turnaround strategy. Despite our third quarter results, which were not what we expected, we remain convinced that we are heading in the right direction, and are focused on the objectives and priorities we outlined in our Corporate Strategic Plan. To help us achieve our Plan, we rely on the loyalty and strong support of our agents and the contributions of a knowledgeable and respected Board of Directors. We have added new directors who have considerable expertise in relevant fields, and they have provided valuable new insight for our Board. In the year ahead, we will continue to add directors who we know will make significant contributions to our efforts. We want to thank Howard Sloneker III for his 20 years of service on our board. In February 2003 he announced his decision not to stand for re-election to the board in April 2003 and he will be missed. Howard remains as senior vice president for human resources, and is a key member of our Executive Management Team. His decision was based on his desire to open a position for an independent, outside director who has specific experience and knowledge to assist the Corporation with its strategic direction.



Chairman of the Board Stan Pontius and President and CEO Dan Carmichael

We have made considerable changes in your company since our turnaround efforts were initiated in 2001. We believe the changes have been positive, and for the most part, effective, in spite of some temporary disappointments. At that time, we committed to charting a new course for success. We head into 2003 with our sights still firmly set on executing a strategy that will improve our financial performance and achieve our vision.

Thank you for your continued support of your company.

Sincerely,

Dan R. Carmichael, CPCU
President and Chief Executive Officer

Stanley N. Pontius
Chairman of the Board



setting our sights...

► on a more efficient approach to structuring processes, implementing best practices and making good business decisions

A key component of our strategy is to reduce our company's overall expense structure. We have made significant strides in this area the past two years through restructuring efforts, more efficient processes and staff reductions. Technology provided the impetus for many expense reductions, such as the National Claims Call Center (see page 7). Another example is the Policy Administration Rating and Issuance System (P.A.R.I.S.℠), which is a catalyst to spark changes in the way we do business. It will help us achieve greater productivity and cost efficiency upon its full deployment, initially for Commercial Lines, and then for Specialty Lines, Personal Lines, and Claims.

In 2002, we added another dimension to our efforts. We introduced the Cost Structure Efficiency Initiative to address expense reduction on a short- and long-term basis. This comprehensive initiative is one of our top Strategic Priorities and is overseen by Executive Vice President and Chief Financial Officer Don McKee. Expense reduction is not a one-time event, but a fundamental business principle that must be practiced by all employees at all levels of the organization. A large part of our corporate success rests on our abilities to reduce our costs of doing business for the long-term.

The Cost Structure Efficiency Initiative features close to 20 teams, focused on process improvements; organizational structure improvements; more efficient delivery of service and transactions; and leveraging human resources more efficiently to gain a competitive advantage. One example is a long-range vision for the Billing and Collections Department, which includes one billing system for both commercial and personal business, serviced by a cross-functional customer service team. The Cost Structure Efficiency Initiative provides a basic building block for your company, promoting a focus on cost and process efficiencies as well as financial performance. Through this effort, we will seek out and implement the not-so-obvious expense savings that may surface through an innovative thought process.



Members of the financial areas are playing key roles in the Cost Structure Efficiency Initiative. The financial support team includes, from left: Glenn Swonger, Billing & Collections Department; Gerhard Heidlage, Financial Management; Andy Vidourek, Financial Accounting; and Mark Wright, Treasury Department. Gerhard assists EVP and CFO Don McKee in administration of the initiative as well as provides strategic planning support to the Executive Management Team.





► on a new way to handle claims fairly, efficiently, and cost effectively

In 2002, the Claims Operation again took a leading role in championing initiatives to reduce costs, improve service for agents and customers, and boost the efficiency of its many processes. The insurance industry faces escalating challenges such as claims for asbestos, mold, construction defects, terrorism and catastrophic events, and litigation issues. To help us handle these and other challenges effectively, we have established specialized claims units staffed with professionals in bond, umbrella, workers' compensation, construction defects and large losses. Their highly developed expertise provides an additional tool for the overall management of our business.

Last year Claims unveiled a new litigation management program that increases internal staff counsel, decreases outside costs, and will help us address our loss adjustment expense ratio. Our Subrogation Unit continues to help us recover dollars and lower expenses.

For most of our policyholders, the moment of truth in their interaction with us is when they have a claim. In 2002, we consolidated our claims reporting function into one National Claims Call Center. This move eliminated the expense of maintaining separate call-in units in the various field offices, while enhancing our abilities to conveniently serve customers and agents. Claims also led the way in ensuring that departmental employees receive the proper training and continuous education in order to handle and process claims fairly, quickly, efficiently and cost effectively.

All field claims reporting operations were consolidated into a National Claims Call Center in 2002. Armand Bloch, right, manages the 24-person unit, assisted by two supervisors, including Kathy Oetjen, left. Customer representatives in the Hamilton, Ohio-based unit utilize sophisticated computer and telecommunications technology to assist agents and policyholders—just when they need us most. When wildfires threatened residential areas in Arizona last year, the unit helped our Denver Claims Office take action before the fires reached those neighborhoods. Researching phone number lists and getting in touch with affected policyholders by phone, members of the unit backed up Denver's efforts to offer assistance and information.













setting our sights...

► on strengthening relationships with our agents through cutting edge technology and a unique business perspective



To leverage our traditionally strong relationship with the independent agents who sell our products, we introduced in 2002 an initiative we call "Ease of Doing Business." This unique program helped us articulate in writing the outstanding perspectives of our commitment—working relationships, excellent service, competitive products, efficient processes, and the bottom line perspective: "minimizing the grief factor." This initiative was introduced first to employees, focusing on the theme "Delivering the Difference." We then took the message to our agents, who responded positively to our commitment and the actions we are taking to make the initiative a reality.

Delivering the Difference encompasses everything from the can-do attitude of our employees to helping agents target new opportunities for profitable growth, such as light manufacturing on the commercial side. It includes the Agency Services Section of the Website, which provides both information and a convenient portal to our systems.

Technology is a key enabler of our strategy. We have committed extensive resources to ensure that our information systems fully support our strategies and objectives. We are developing new systems using leading edge technology, allowing us to deliver excellent service to agents and policyholders.



We've already mentioned our developing policy issuance and rating system, P.A.R.I.S.SM, and the competitive advantage it will give us upon full deployment. But in the past year, we have made other important strides in providing brand new technologies to agents that help them better interface with our systems. We work closely with the agency management system vendors and other business partners to provide innovative solutions that are helping the agencies input and process business more efficiently. For example, in 2002 we were one of eight major insurance companies participating in a campaign to enable new real-time interface transactions via the IVANS Transformation StationTM. Billing inquiries that formerly took 5 to 10 minutes through traditional channels now take only a few seconds.





Agent Scott Schiermyer, far right, vice president of the A.M. Peck and Company, Inc., Cincinnati, Ohio, is a member of the new Agents' Council for Technology, established in 2002. Also pictured in the agency's downtown Cincinnati offices are Robert Schiermyer, seated, president of the agency; and OCG employees, from left, Roger Barbe, assistant vice president of Agency Interface; Kyle Hayden, Agency Interface manager, and Brian Eggleston of Information Systems. Brian is a member of the team that developed the P.A.R.I.S.Express[SM] application, which is just one of the new tools that agencies use for quoting.



Your company has taken great care to find out how we can best support agents and their need for technology to help them succeed in the marketplace. We established an Agents' Council on Technology made up of our independent agents who have an interest in this area. From them, we've learned about their technological needs, their business objectives, and how automation can support their objectives. This helps us better prioritize projects and allocate resources to support their needs.

Technology is a rapidly changing dynamic of the modern world. We view technology as a way for us to enhance the productivity of our workforce, increase efficiency and cost effectiveness, and provide better service to agents and policyholders. Our Information Systems Department was organized to provide better support for day-to-day users as well as to provide resources to develop new projects for now and the future. We view technology as an important enabler of our strategy, an investment for our future, and a required competency for strengthening agency relationships.


01010101 10101010 10101010 01010101



review of operations...

► Commercial Lines faces market challenges

The Commercial Lines underwriting staff has embraced the discipline required to do business in this rapidly changing market. Due to prudent attention to detailed underwriting, the mix of business continues to shift toward segments and classes that present a better opportunity for profit. Management has aggressively managed the workers' compensation segment and lines of business that are exposed to construction defect issues, which negatively impacted third quarter 2002 results. Due to increased severity for claims related to certain types of developers and contractors, the Corporation reported an increase in reserves for these claims in third quarter. While the segment's overall calendar year combined ratio was disappointing at 115.1 percent, we are encouraged by our accident year loss ratios, which continue to improve over previous years.

We achieved 16.3 percent price increases on 2002 renewal business and have used this same discipline to price new business responsibly. New business premium written excluding reinsurance ceded increased 42.4 percent in 2002. We are ahead of schedule in the development of our new policy and rating issuance system, P.A.R.I.S.® This system will enable significant cost savings and productivity gains. In addition, Commercial Lines is developing an enhanced workflow process designed to decrease costs and increase efficiency. Service levels to agents and policyholders have improved, based on technological advances provided to agents, standardized productivity quality measures for underwriters and customer account representatives, and the service- oriented attitude of our employees. Our objectives are to continue as a market of choice for the small- to mid-sized accounts we target and to grow profitable business based on that underwriting appetite; to improve productivity through improved automation and workflow standardization; and to maintain the flexibility of our structure that allows us to respond rapidly to changes in the marketplace and environment.

A small but growing segment of Commercial Lines is Inland Marine, coverages that primarily provide protection for portable items or specialized segments of business. Written premium has grown to just past the $29.9 million mark. Each region also reported an underwriting profit for Inland Marine in 2002. Standing at left, Agent Steve Miller, president of the Palmer Miller Nelson Insurance Agency, Inc. in Columbus, Ohio, provides support to John Gioffre of Gioffre Companies, Inc., Dublin, Ohio, a commercial general contractor. We underwrite the Builders Risk, a type of Inland Marine coverage, for Gioffre, which recently built this Lowe's home improvement store in Columbus, Ohio.



• • •



Agent Brian Bartosh, left, is president of the Top O' Michigan Agency in Alpena, Michigan, and an avid supporter of automation as a tool for his agency's success. Brian works with his Personal Lines Marketing Representative Dan Sebastian, standing, to write profitable Personal Lines business with Ohio Casualty member companies. Also pictured are agency Personal Lines underwriters Colleen Wisniewski, center, and Nicole Kaiser.

► Personal Lines focuses on becoming a competitive force

The Personal Lines Division successfully executed key strategies designed to establish a competitive advantage by providing superior service to agents and achieving a better marketplace understanding. Strengthening its focus on serving agents well, the division recruited talented agents for its Personal Lines Agency Council. Members provide valuable feedback that supplements information gleaned from state agency council meetings. Communications between agents, dedicated marketing representatives, and other Personal Lines associates has been significantly enhanced by these exchanges. This allows us to develop a deep awareness of our markets while ensuring that services and products meet agents' needs.

Personal Lines also focused on delivering new technologies to help agents streamline their operations. The division is dedicated to providing the connectivity for agents to communicate with our systems directly from their agency management systems. This reduces costs by eliminating duplicate data entry and reducing training costs. IVANS Transformation Station™ offers the latest enhancement, allowing real-time billing and loss inquires and expanding soon to real-time quoting for all Personal Lines.

The smooth withdrawal from the New Jersey private passenger automobile insurance market was a significant achievement in the Division strategy to refine geographic focus. Resources are now focused on 24 states, reinforcing our ability to develop a deep awareness of these markets.

The introduction of insurance scoring allowed us to implement competitive rate levels for the majority of consumers and realize substantial overall rate increases. The 2002 Personal Lines statutory combined ratio, excluding New Jersey auto, improved by 3.9 points to 107.9 percent. As we continue to pursue aggressive rate increases, while working with agents to ensure a deep awareness of local markets, we are confident we can provide agents with a reliable Personal Lines market while sustaining profitable growth.





Comments Brian: "It is such a great opportunity to have one of our leading carriers with the foresight to work with agents to make the workflow as effortless as possible."







review of operations...

► Specialty Lines deliver stellar performance

Success and profit remained the standards for the two operations that make up Specialty Lines: Commercial Umbrella/Excess and Bond. These products continue to produce stellar results and impressive profits. Specialty Lines ended 2002 with a statutory combined ratio of 94.0 percent. Written premiums for 2002 increased to $179.9 million, a 32.2 percent increase over 2001.

Commercial Umbrella/Excess

As the fastest growing segment in the company, commercial umbrella experienced a 43.9 percent increase in net written premium growth this year. Three key factors precipitated continued growth in this area: hard work by our agents and experienced, qualified staff; impeccable service levels that most competitors could not match; and a market that supported rate increases in the 30-40 percent range. The majority of growth came from increased business from agents who currently write umbrella/excess and renewal increases. The staff is proactively targeting future growth from other agents who have not produced business in this area. A specialized umbrella claims unit works hand in hand with underwriters to expertly handle the complicated claims generated with this line. The Commercial Umbrella/Excess total net written premiums were $132.7 million; the line's combined ratio was 97.7 percent.



Ohio Casualty worked hard to assemble an experienced, qualified Commercial Umbrella/Excess staff in its Raleigh and Cincinnati monoline units and its Home Office department. The group includes, seated, from left: Regional Umbrella/Excess Underwriting Manager Arlene Bookbinder and Umbrella/Excess Underwriting Manager Tiffany Reiner; standing, from left: Assistant Vice President and Counsel Jim Danehy, Umbrella/Excess Claims; and Vice President for Umbrella/Excess Operations Rick Hildbold.

Bond

Our conservative approach to Bond is characterized by underwriting discipline and results that are well above industry standards, which allowed us to continue our record of profit. The overall Bond market attempted to recover from years of unfocused underwriting and its attempts to grow through the introduction of nontraditional products. We remain a solid, strong market for traditional surety and fidelity products. The combined ratio for this line was 81.7 percent, below the industry average, and net written premiums were $45.6 million.



setting our sights...

► on continuing to execute a winning strategy

Ohio Casualty Corporation heads into 2003 with our sights still firmly set on executing a strategy that will help us improve our financial performance and achieve our vision. The employees of your company are working hard to increase productivity while reducing costs; anticipate and respond rapidly to changes in the marketplace; exceed the service expectations of agents and customers; use technology to enable service and process improvements; and upgrade their skills to help them improve their own performance, and ultimately, the performance of the Company. The culture of Ohio Casualty is changing, led by an Executive Management Team that focuses on execution of business fundamentals; strong working relationships with agents; accountability and rewards for all employees; investment in technology and employee development; and open and honest communication and participation at all levels. These elements will help us achieve our Corporate Strategic Plan and provide value to our shareholders.





Financial Table of Contents

ten-year summary...

(All amounts are in accordance with GAAP unless otherwise noted; number of weighted average shares and dollars in millions, except per share data)

Consolidated Operations	2002	2001	2000	1999
Premiums and finance charges earned	$ **1,450.5**	$ 1,506.7	$ 1,534.0	$ 1,555.0
Investment income less expenses	**207.1**	212.4	205.1	184.3
Investment gains (losses) realized, net	**45.2**	182.9	(2.4)	160.8
Total Revenues	**1,702.8**	1,902.0	1,736.7	1,900.1
Total Expenses	**1,709.5**	1,775.6	1,866.4	1,763.2
Income (loss) from continuing operations	**(0.9)**	98.6	(79.2)	110.2
Gain on sale of discontinued operations	**–**	–	–	6.2
Cumulative effect of accounting change	**–**	–	–	(2.3)
NET INCOME (LOSS)	**(0.9)**	98.6	(79.2)	114.1
Income (loss) after taxes per average share outstanding – diluted*				
Income (loss) from continuing operations	**(0.01)**	1.64	(1.32)	1.73
Discontinued operations	**–**	–	–	0.07
Gain on sale of discontinued operations	**–**	–	–	0.11
Cumulative effect of accounting changes	**–**	–	–	(0.04)
NET INCOME (LOSS)	**(0.01)**	1.64	(1.32)	1.87
Average shares outstanding – **diluted***	**61.3**	60.2	60.1	61.1
Total assets	**4,779.0**	4,524.6	4,489.4	4,476.4
Total debt	**198.3**	210.2	220.8	241.4
Shareholders' equity	**1,058.7**	1,080.0	1,116.6	1,151.0
Book value per share*	**17.43**	17.97	18.59	19.16
Dividends per share*	**–**	–	0.59	0.92
Property and Casualty Operations				
Net premiums written[1]	**1,448.6**	1,472.2	1,505.4	1,586.9
Net premiums earned	**1,450.4**	1,506.2	1,533.0	1,554.1
Statutory loss ratio[2]	**62.2%**	66.5%	72.8%	66.9%
Statutory loss adjustment expense ratio[3]	**15.7%**	13.4%	11.6%	10.7%
Statutory underwriting expense ratio[4]	**34.9%**	35.4%	34.8%	35.2%
Statutory combined ratio[5]	**112.8%**	115.3%	119.2%	112.8%
Property and casualty reserves				
Unearned premiums	**668.7**	666.7	696.4	725.2
Losses	**1,978.7**	1,746.8	1,627.6	1,545.0
Loss adjustment expenses	**454.9**	403.9	376.0	363.5
Statutory policyholders' surplus[6]	**725.7**	767.5	812.1	899.8

[1]Net premiums written are premiums for all policies sold during a specific accounting period less premiums returned.

[2]Statutory loss ratio measures net losses incurred as a percentage of net premiums earned.

[3]Statutory loss adjustment expense ratio measures loss adjustment expenses as a percentage of net premiums earned.

[4]Statutory underwriting expense ratio measures underwriting expenses as a percentage of net premiums written.

[5]Statutory combined ratio measures the percentage of premium dollars used to pay insurance losses, loss adjustment expenses and underwriting expenses.

[6]Statutory policyholders' surplus is equal to an insurance company's admitted assets minus liabilities.

*Adjusted for 2 for 1 stock dividend effective July 22, 1999.

• • •

1998	1997	1996	1995	1994	1993	10-Year Compound Annual Growth
$ 1,268.9	$ 1,209.0	$ 1,226.6	$ 1,268.3	$ 1,298.8	$ 1,380.7	(0.6)%
169.0	177.7	183.3	188.1	185.7	192.5	(0.6)%
14.4	50.7	49.7	6.1	21.9	47.0	(1.5)%
1,452.3	1,437.4	1,459.6	1,462.5	1,506.4	1,620.2	(0.6)%
1,349.3	1,263.9	1,344.7	1,342.3	1,397.1	1,533.2	0.1%
84.9	139.1	102.5	99.7	97.2	87.0	(100.0)%
–	–	–	–	–	–	
–	–	–	–	(0.3)	–	
84.9	139.1	102.5	99.7	96.9	87.0	(100.0)%
1.26	1.90	1.39	1.33	1.27	1.12	(101.0)%
0.03	0.13	0.07	0.06	0.08	0.09	(100.0)%
–	–	–	–	–	–	
–	–	–	–	–	–	
1.29	2.03	1.46	1.39	1.35	1.21	(101.0)%
65.9	68.5	70.5	71.5	72.0	72.0	(1.6)%
4,802.3	3,778.8	3,890.0	3,980.1	3,739.0	3,816.8	2.4%
265.0	40.0	50.0	60.0	70.0	103.0	5.2%
1,321.0	1,314.8	1,175.1	1,111.0	850.8	862.3	2.5%
21.12	19.56	16.72	15.69	11.82	11.97	4.0%
0.88	0.84	0.80	0.76	0.73	0.71	(100.0)%
1,299.6	1,207.6	1,209.0	1,250.6	1,286.4	1,306.0	(0.4)%
1,267.8	1,204.3	1,223.4	1,264.6	1,297.7	1,379.4	(0.5)%
63.7%	62.7%	66.5%	61.2%	61.6%	64.9%	(0.2)%
9.1%	9.4%	9.7%	10.2%	10.0%	11.8%	3.8%
34.4%	33.2%	33.3%	32.6%	32.2%	33.6%	0.4%
107.2%	105.3%	109.5%	104.0%	103.8%	110.3%	0.4%
668.4	494.9	491.4	505.8	517.8	529.6	1.2%
1,569.5	1,174.5	1,215.8	1,268.1	1,303.6	1,378.0	4.2%
376.3	307.2	331.8	356.1	367.3	390.6	2.3%
1,027.1	1,109.5	984.9	876.9	660.0	713.6	0.7%

management's discussion and analysis...

► Ohio Casualty Corporation (the Corporation) is the holding company of The Ohio Casualty Insurance Company (the Company), which is one of six property-casualty companies that make up the Ohio Casualty Group (the Group).

Management's Discussion and Analysis (MD&A) of financial condition and results of operations addresses the financial condition of the Corporation and the Group as of December 31, 2002, compared with December 31, 2001 and December 31, 2000 and the Corporation's and the Group's results of operations for each of the three years. The supplementary financial information should be read in conjunction with the consolidated financial statements and related notes, all of which are integral parts of the following analysis of the Corporation's and the Group's results of operations and financial position.

OVERVIEW

During 2002, the Group continued to invest in its strategy to improve the ease of use for agents doing business with the Group and demonstrated improved loss ratios despite the negative impact of business written in prior years. The Corporation also completed the refinancing of bank debt with a convertible debt issuance that aggregated net proceeds of $194.0 million as discussed further under "Liquidity and Financial Strength." In addition, substantial progress was made in 2002 toward implementing the Corporation's strategic plan.

RESULTS OF OPERATIONS

Net Income

The Corporation reported an after-tax net loss of $.9 million, or $.01 per share for the year 2002, compared with net income of $98.6 million, or $1.64 per share in 2001, and a net loss of $79.2 million, or $1.32 per share in 2000.

Operating Results

For the year 2002, the Corporation reported a net operating loss[1] of $30.3 million, compared with net operating losses of $36.4 million in 2001 and $77.7 million in 2000. During 2002, the Group increased provisions for prior accident years' losses and loss adjustment expenses (LAE) by $84.4 million before tax which was concentrated in the general liability, commercial auto and personal auto product lines. Also during 2002, operating results were negatively impacted by expenses totaling $79.7 million before tax related to the agent relationships identifiable intangible asset. This asset represents the excess of cost over fair value of net assets for the 1998 acquisition of the Great American Insurance Company's (GAI) commercial lines division. The components of this non-cash charge were $10.2 million before tax in amortization and $69.5 million before tax in impairment charges related to agent cancellations or other changes in estimated future cash flows. The impairment charges occurred where estimated future cash flows of certain agents were less than the carrying value. The larger than usual impairment charge in the third quarter of 2002 was due primarily to recognition that certain agents experienced sustained premium revenue trends that were significantly different from prior estimates, resulting in changes in estimated future cash flows for those agents. The determination of impairment involves the use of management estimates and assumptions. Due to the inherent uncertainties and judgments involved in making these assumptions and the fact that the asset cannot be increased for any agent, further reductions in the valuation of the agent relationships asset are likely to occur in the future and could be significant based on uncertainties such as which agents will experience events such as changes in revenue production or profitability. The total 2002 expense of $79.7 million before tax compares to $22.3 million before tax in 2001 and $57.7 million before tax in 2000.

Results for the year 2002 were negatively impacted by the losses and loss adjustment expenses for prior accident years as described above. The majority of the charge, $62.2 million before tax, occurred in the third quarter and was primarily related to construction defect claims for residential developers and contractors. The Group continues to address this specific type of business for non-renewal. For further discussion, refer to the "Loss and Loss Adjustment Expenses" section under "Liquidity and Financial Strength."

Contributing to the 2001 operating loss was the effects of additions to the Group's workers' compensation product line reserves and asbestos related

[1] Operating income (loss) differs from net income by the exclusion of realized investment gains (losses), net of tax. It is not intended as a substitute for net income prepared in accordance with accounting principles generally accepted in the United States.

• • •

reserves and the impact of an early retirement plan. The 2000 operating loss included the adverse effects of write-downs to the agent relationships intangible asset, additions to reserves, the impact of inadequate pricing and the negative effects of premium cessions on experience rated reinsurance contracts. Positively impacting 2000 results was the settlement of the California Proposition 103 liability.

During the fourth quarter of 2001, a member of the Group, Ohio Casualty of New Jersey, Inc. (OCNJ), entered into an agreement to transfer its obligations to renew private passenger auto business in New Jersey. The Group decided to eliminate future uncertainty and risks related to the New Jersey private passenger automobile market in order to achieve long-term strategic objectives. In 2001, management determined that it was uncertain whether profitability would return as there were indications that some insurance companies were receiving premium rate increase approval from regulators while others were not. The Group's inability to determine the future impact of insurance reform legislation created additional uncertainty. Both premium rate increases and insurance reform legislation might have returned OCNJ's private passenger auto business to profitability, but it was uncertain as to if and when that would occur. The Group concluded that it was a prudent business decision to pay a fee to transfer the obligation to renew OCNJ's New Jersey private passenger auto policies in order to eliminate the future uncertainty associated with that business.

The transaction allowed the Group to stop writing business in the New Jersey private passenger auto market beginning in March of 2002. In recent years, the market in New Jersey private passenger auto had become more unstable due to the inability to control both the volume of writings and the profitability. Under the terms of the transaction, OCNJ agreed to pay $40.6 million to a third party, Proformance Insurance Company (Proformance), to transfer its renewal obligations. The before-tax amount of $40.6 million was charged to income in the fourth quarter of 2001 with payments made over the course of twelve months beginning in early 2002. The contract stipulates that a premiums-to-surplus ratio of 2.5 to 1 must be maintained on the transferred business during the three year period beginning March 2002. The final measurement date is December 31, 2004 and will include use of the statutory insurance expense exhibit which is due April 1, 2005. If this criteria is not met, OCNJ will have a contingent liability of up to $15.6 million to be paid to Proformance to maintain this premiums-to-surplus ratio. At December 31, 2002, the Group has evaluated the contingency based upon financial data provided by Proformance. The Group has concluded that it is not probable that the liability will be incurred, and therefore has not recognized a liability in the financial statements. The Group will continue to monitor the contingency for any future liability recognition.

During 2001, loss and loss adjustment expense reserves were strengthened by $29.6 million before tax for the workers' compensation product line and $17.6 million before tax for asbestos related claims development in other product lines. Also in 2001, the Corporation adopted an early retirement plan. Of the approximately 330 employees eligible to retire under the program, 147 accepted. The early retirement plan resulted in a one-time after-tax charge of $4.0 million for the year.

In the first quarter of 2000, the Group made the decision to discontinue its relationship with all Managing General Agents. The business written by the Managing General Agents was acquired in the 1998 purchase of the GAI commercial lines division. The result of the decision was a before-tax write-down of $42.2 million to the agent relationships intangible asset. The asset was also written down in 2000 by $3.8 million before tax as a result of additional agent cancellations for a total write-down of $46.0 million before tax for the year. In 2001, the Corporation further wrote down the agent relationships intangible asset by $11.0 million before tax as a result of additional agency cancellations and for certain agents determined to be impaired.

The 2000 operating results were also impacted negatively by $23.2 million before tax for ceded premiums on certain experience rated reinsurance contracts covering losses exceeding $1.0 million. The premium cessions reflect changes in estimated loss experience, and have resulted in the maximum premium cessions under these contracts for business written through year 2000. During 2000, loss and loss adjustment expense reserves were strengthened by $56.8 million before tax, primarily for the workers' compensation and general liability product lines.

•••

Investment Results

Consolidated after-tax realized investment gains amounted to $29.4 million in 2002, $135.0 million in 2001 and realized investment losses were $1.5 million in 2000. Throughout 2002 and 2001 the Corporation and the Group sold equities, many of which had substantially appreciated in earlier periods. This sale program was part of an investment management decision to reduce equity holdings in favor of investment grade bonds. The 2001 realized gains included a non-recurring tax benefit of $16.1 million related to the sale of a minority interest in stock of OCNJ.

Consolidated before-tax investment income decreased 2.5% to $207.1 million in 2002, compared with $212.4 million in 2001 and $205.1 million in 2000. The decrease in investment income of $5.3 million before tax in 2002 was attributable to the significant decline in reinvestment rates on the high quality bonds in which the Corporation and the Group invest. This decrease in 2002 was partially offset by the reallocation of the equity portfolio in 2002 and 2001. The reallocation in the investment portfolio reduced equity securities and increased investment grade fixed maturity securities. The increase in investment income of $7.3 million before tax in 2001 was attributable to the reallocation in the investment portfolio noted above. Also contributing to the increase in before-tax investment income in 2001 was the reallocation of investments from tax exempt municipal bonds to taxable bonds. After-tax investment income totaled $136.9 million in 2002, compared with $141.3 million in 2001 and $140.3 million in 2000.

During 2001, the Corporation and the Group realized a loss of approximately $6.8 million before tax on the sale of bonds issued by Enron Corporation. These securities had been purchased in prior periods and were sold both prior and subsequent to Enron Corporation's filing for bankruptcy in December 2001. Prior to 2001, these securities were not in an unrealized loss position.

Management believes that it will recover the cost basis in the securities held with unrealized losses as it has both the intent and ability to hold the securities until they mature or recover in value. Securities are sold to achieve management's investment goals, which include the diversification of credit risk, the maintenance of adequate portfolio liquidity and the management of interest rate risk. In order to achieve these goals, sales of investments are based upon current market conditions, liquidity needs and estimates of the future market value of the individual securities.

The largest assets of the Corporation and the Group are their invested assets. Consequently, accounting policies related to investments are critical. See further discussion of important investment accounting policies in the "Critical Accounting Policies" section and in Note 1C. The Corporation and the Group continually evaluate all of their investments based on current economic conditions, credit loss experience and other developments. The Corporation and the Group evaluate the difference between the cost and estimated fair value of their investments to determine whether a decline in value is temporary or other than temporary in nature. This determination involves a degree of uncertainty. If a decline in the fair value of a security is determined to be temporary, the decline is recorded as an unrealized loss in shareholders' equity. If there is a decline in a security's fair value that is considered to be other than temporary, the security is written down to the estimated fair value with a corresponding realized loss recognized in the statement of consolidated income.

The assessment of whether a decline in fair value is considered temporary or other than temporary includes management's judgement as to the financial position and future prospects of the entity issuing the security. It is not possible to accurately predict when it may be determined that a specific security will become impaired. Future impairment charges could be material to the results of operations of the Corporation and the Group. The amount of impairment charge before tax was $10.9 million in 2002, compared to $12.0 million and $16.7 million in 2001 and 2000, respectively. The impairment charge in 2002 represents .3% of the market value at December 31, 2002 of the investment portfolio, compared to .3% in 2001 and .5% in 2000.

The following table summarizes the total gross unrealized losses, excluding gross unrealized gains, by investment category as of December 31:

• • •

(in thousands)	2002	2001	2000
Fixed maturities	$32,667	$35,613	$26,587
Equities	10,277	2,798	12,700
Total unrealized loss	$42,944	$38,411	$39,287

As part of the evaluation of the entire $42.9 million aggregate unrealized loss on the investment portfolio, management performed a more intensive review of securities with a relatively higher degree of unrealized loss. In the review for permanently impaired securities as of December 31, 2002, management concluded that of this group of securities with a relatively higher degree of difference between cost and estimated fair value, sixteen securities, with an aggregate unrealized loss of $15.2 million, were suffering only temporary declines in fair value. Of this unrealized loss amount, $3.8 million represented unrealized losses in the securities of Delta Air Lines, Inc. and $5.2 million represented unrealized losses in investment in AMR Corporation. All securities are monitored by portfolio managers who consider many factors such as a company's degree of financial flexibility, management competence and industry fundamentals in evaluating whether the decline in fair value is temporary. Should management subsequently conclude the decline in fair value is other than temporary, the book value of the security is written down to fair value with the realized loss recognized in the statement of consolidated income.

The following table summarizes, for all securities in an unrealized loss position, the gross unrealized loss by length of time the securities have continuously been in an unrealized loss position at December 31, 2002:

(in thousands)	Amortized Cost	Fair Value	Unrealized Loss
Fixed maturities:			
0-6 months	$178,279	$167,589	$(10,690)
7-12 months	54,514	51,168	(3,346)
Greater than 12 months	153,490	134,859	(18,631)
Total	$386,283	$353,616	$(32,667)

(in thousands)	Cost	Fair Value	Unrealized Loss
Equities:			
0-6 months	$28,885	$26,612	$ (2,273)
7-12 months	13,379	11,122	(2,257)
Greater than 12 months	21,733	15,986	(5,747)
Total	$63,997	$53,720	$(10,277)

Of the securities in an unrealized loss position as of December 31, 2002, the only material concentration by industry segment was in the airline industry. The amount of this concentration as of December 31, 2002 was $9.5 million.

The amortized cost and estimated fair value of debt securities in an unrealized loss position at December 31, 2002, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in thousands)	Amortized Cost	Estimated Fair Value	Unrealized Loss
Due in one year or less	$ 5,105	$ 4,610	$ 495
Due after one year through five years	53,702	47,862	5,841
Due after five years through ten years	131,355	121,060	10,295
Due after ten years	196,120	180,084	16,036
Total	$386,282	$353,616	$32,667

Reinsurance Results

The Group renewed all of its reinsurance programs for 2002 with only moderate changes in the program structure and pricing. The enactment of the Federal Terrorism Act (the Act) in November 2002 has resulted in the Federal Government acting as a reinsurer on foreign terrorism losses, defined in the Act as a "certified loss" that has been approved by the Secretary of Treasury. The Group has dedicated resources to ensure compliance with the Act. Although the terrorist events of September 11, 2001 had a significant impact on the reinsurance market, the Group's reinsurance contracts do include coverage for acts of terrorism. Instead of being unlimited as in the past, terrorism coverage in the 2002 contracts was modified to exclude or limit coverage for certain upper layers of reinsurance. The Group believes that the terrorism coverage in its reinsurance programs is adequate to protect its financial health. The pricing of our 2002 reinsurance program increased only moderately from prior years. The Group has renewed its reinsurance programs for 2003 except for the bond reinsurance treaty that is expected to be renewed at the April 1, 2003 expiration date. The 2003 program experienced moderate increases in pricing and no significant changes in structure or coverages.

• • •

Internally Developed Software

In 2001, the Group introduced into limited production a new internally developed application for issuing and maintaining insurance policies named P.A.R.I.S.℠, a policy administration, rating and issuance system. The Group continued the roll out of the new application during 2002 to include all product lines in the Commercial Lines operating segment. The roll out is currently on target for completion in 2003 for the Commercial and Specialty segments. The Group capitalizes costs incurred during the application development stage, primarily relating to payroll and payroll-related costs for employees, along with costs incurred for external consultants who are directly associated with the internal-use software project. The cost associated with this application is amortized on a straight-line basis over the estimated useful life of ten years from the date placed into service. Upon full implementation, the new application should impact results by approximately $4.0 million to $6.0 million before tax per year in amortization expense until 2012. Although management believes the carrying value of the asset represents its fair value, the useful life of the internally developed software was determined by using certain assumptions and estimates. Inherent changes in these assumptions could result in an immediate impairment to the asset and a corresponding charge to net income.

Statutory Results

Management analyzes statutory results through the use of insurance industry financial measures including statutory loss and loss adjustment expense ratios, statutory underwriting expense ratio, statutory combined ratio, net premiums written and net premiums earned. The statutory combined ratio is the sum of the statutory loss ratio, the statutory loss adjustment expense ratio, and the statutory underwriting expense ratio. The statutory combined ratio is a commonly used gauge of underwriting performance measuring the percentages of premium dollars used to pay insurance losses and related expenses. All references to combined ratio or its components in the MD&A are calculated on a statutory accounting basis and are calculated on a calendar year basis unless specified on an accident year basis. The combined ratios and component ratios presented for the year ended December 31, 2002 exclude a $7.3 million before-tax charge for the statutory additional minimum pension liability related to the underfunded status of the retirement plan. A discussion of the differences between statutory accounting and accounting principles generally accepted in the United States is included in Note 16.

All Lines Discussion

Statutory net premiums written decreased $23.6 million in 2002 to $1.45 billion. This slight decline of net premiums written over 2001 is primarily attributable to the reduction in premiums related to the non-renewal of the Group's New Jersey private passenger auto business that began to be non-renewed in March of 2002. Net premiums written totaled $1.47 billion in 2001 and $1.51 billion in 2000. The net premiums written decrease in 2001 and 2000 can be attributed primarily to a more selective underwriting philosophy that led to the elimination and cancellation of certain business and the cancellation of a number of agents. Actions taken in 2000 to cancel the Managing General Agents and the Group's most unprofitable agents and policies represented over $150.0 million in annual net premiums written.

The Group's business is geographically concentrated in the Mid-West and Mid-Atlantic regions. The following table shows consolidated net premiums written for the Group's five largest states:

ALL LINES NET PREMIUMS WRITTEN DISTRIBUTED BY TOP STATES

	2002	2001	2000
New Jersey	**12.5%**	17.4%	14.9%
Ohio	**9.4%**	9.8%	9.7%
Pennsylvania	**7.9%**	6.8%	6.2%
Kentucky	**7.7%**	7.9%	8.5%
Illinois	**5.3%**	5.1%	5.2%

New Jersey is the Group's largest state with 12.5% of the total net premiums written during 2002. In recent years, New Jersey's legislative and regulatory environments for private passenger automobile insurance have become less favorable to the insurance industry. The state requires insurance companies to accept all risks that meet underwriting guide-

•••

lines for private passenger automobile while rigidly controlling the rates charged. In the fourth quarter of 2001, OCNJ entered into an agreement to transfer its New Jersey private passenger auto renewal obligations to Proformance. This transaction allowed the Group to stop writing business in the New Jersey private passenger auto and personal umbrella markets in early 2002. New Jersey private passenger auto made up 13.1%, 46.5%, and 43.2% of the Group's New Jersey net premiums written in 2002, 2001, and 2000, respectively. Excluding the Group's New Jersey private passenger auto net premiums written, New Jersey would have represented 10.8%, 9.3%, and 8.5% of the total all lines net premiums written in 2002, 2001, and 2000. The Group expects to continue writing all of its other lines of business in the state.

The All Lines combined ratio increased .2 points to 112.8% in 2002, compared with 112.6% in 2001 and 119.2% in 2000. The 2001 combined ratio of 112.6% excludes the New Jersey transfer fee of $40.6 million, or 2.7 point impact. Further excluding New Jersey private passenger auto results in total, the combined ratio improved 1.8 points in 2002 to 110.3%, compared to 112.1% in 2001. The improvement in the combined ratio in 2002 over 2001 when excluding the $40.6 million New Jersey transfer fee and New Jersey private passenger auto business was due primarily to improvement in the Personal Lines loss ratio. The 2002 Personal Lines loss ratio improved to 64.9% from 71.2% in 2001 excluding the New Jersey transfer fee and New Jersey private passenger auto business.

The improvement in the combined ratio in 2001 over 2000 was due to improvement in the Commercial Lines loss ratio and all lines underwriting expense ratio when excluding the $40.6 million New Jersey transfer fee. The 2001 Commercial Lines loss ratio improved to 64.5% from 78.6% in 2000. The 2000 combined ratio was impacted adversely by increases in the loss and loss adjustment expense ratios. The 2000 loss ratio was impacted by adverse development in the workers' compensation and general liability product lines for 1999 and prior accident years. Workers' compensation added 6.8 points to the overall 2000 loss ratio.

The All Lines combined ratio for accident year 2002 was 106.9%. The All Lines combined ratio for the year 2002 of 112.8% reflects losses and LAE recorded during 2002 for all accident years in aggregate and is therefore 5.8 points higher than the All Lines combined ratio for accident year 2002. The All Lines combined ratio for accident year 2002 is .8 points lower than the 107.7% All Lines combined ratio for accident year 2001, excluding the 2.7 point impact of the New Jersey renewal obligation transfer fee, based on accident year data as of December 31, 2002. Excluding the impact of New Jersey private passenger auto business, the 2002 and 2001 accident year numbers would have been 105.2% and 107.6%, respectively, an improvement of 2.4 points.

The loss and loss adjustment expense (LAE) ratios, which measure losses and LAE as a percentage of net earned premiums, were impacted negatively in 2002 by adjustments to estimated losses related to prior years' business. The loss and LAE ratio component of the accident year combined ratio measures losses and LAE arising from insured events that occurred in the respective accident year. The current accident year excludes losses and LAE for insured events that occurred in prior accident years. In total, this increase in provisions for prior accident years' losses and LAE recognized during the year 2002 was $84.4 million before tax.

The table below summarizes the impact of changes in provision for all prior accident year losses and LAE:

(in millions)

Including NJ private passenger auto:	**2002**	2001	2000
Statutory net liabilities, beginning of period	**$1,982.0**	$1,907.3	$1,823.3
Increase (decrease) in provision for prior accident year claims	**$ 84.4**	$ 58.5	$ 56.8
Increase (decrease) in provision for prior accident year claims as % of premiums earned	**5.8%**	3.9%	3.7%

The combined ratio impact of this adverse development for prior accident years' losses and LAE was 5.8 points for the year 2002. For the year 2002, this was concentrated in the general liability and commercial auto product lines of the Commercial Lines operating segment and in the personal auto product line of the Personal Lines operating segment. Prior year losses and LAE for construction defect related claims were within the range expected for the fourth quarter 2002 after recognizing approximately $46.0 million before tax in the third quarter 2002.

The total provision for prior years' losses and LAE of $84.4 million recognized during the year 2002 represents 4.3% of loss and loss adjustment expense reserves as of year-end 2001. The comparable amount of provision for prior years' losses and LAE recognized during the year 2001 was $58.5 million before tax representing 3.1% of loss and loss adjustment expense reserves as of year-end 2000. This was concentrated in the workers' compensation product line and the general liability product line of the Commercial Lines operating segment. The comparable amount for provisions for prior years' losses and loss adjustment expenses recognized during the year 2000 was $56.8 million before tax. This represents 3.1% of loss and loss adjustment expense reserves as of year-end 1999. This was concentrated primarily in the workers' compensation and general liability product lines.

The 2002 combined ratio includes a reallocation of loss adjustment expense reserve estimates related to claims adjuster salaries, benefits and similar costs from Commercial and Specialty segments to the Personal Lines segment. This increased the 2002 Personal Lines segment combined ratio by 1.5 points and decreased the Commercial Lines segment and Specialty Line segment combined ratio by .6 points and 2.4, respectively.

At year-end 2000, the Group reallocated its carried bulk reserves in anticipation of Statement of Statutory Accounting Principles No. 55 under Statutory Accounting Codification, which requires that companies carry their best estimate of loss reserves for each line of business, while previous requirements focused on the overall reserves. The reallocation did not affect the All Lines 2000 combined ratio and did not have a material impact on most lines of business other than workers' compensation and general liability. The reallocation added 9.6 points to the workers' compensation combined ratio and reduced the general liability combined ratio by 4.7 points.

Catastrophe losses in 2002 totaled $20.8 million, compared with $34.6 million in 2001 and $36.2 million in 2000. The Group was impacted by 25 separate catastrophes in 2002, compared with 19 catastrophes in 2001 and 24 in 2000. Catastrophe losses added 1.4 points to the combined ratio in 2002, compared with 2.3 points in 2001 and 2.4 points in 2000. The effects of catastrophes on the Corporation's results cannot be accurately predicted. As such, severe weather patterns, acts of war or terrorist activities could have a material adverse impact on the Corporation's results, reinsurance pricing and availability of reinsurance.

Catastrophe losses, net of reinsurance, for each of the last three years were:

Catastrophe Losses

(before-tax)	**2002**	2001	2000
Dollar Impact *(in millions)*	**$20.8**	$34.6	$36.2
Statutory Combined Ratio Impact	**1.4%**	2.3%	2.4%

The underwriting expense ratio, which measures underwriting expenses as a percentage of net premiums written, decreased by .5 points in 2002 to 34.9%, compared with 35.4% in 2001 and 34.8% in 2000. The 2001 underwriting expense ratio includes 2.7 points from the $40.6 million charge for the New Jersey transfer fee. The underwriting expense ratio for the year 2002 increased compared to the year 2001, after excluding the 2.7 point impact of the New Jersey transfer fee, in part due to two factors with a total impact of approximately 1.6 points. These two factors were the non-renewal of the New Jersey private passenger auto business, which had lower commission rates and lower variable processing costs than most other business, and the elimination of ceding commissions received in previous years on umbrella premiums ceded to reinsurers. The 2002 commission expense ratio, a component of the underwriting expense ratio, was 17.8% or 1.2 points higher than expected due to higher than expected umbrella net premiums written, which has a relatively high commission rate on a net of reinsurance basis, and more importantly, due to higher than expected accruals for agent bonus commissions, as certain agents were more profitable than expected. This higher commission expense reflected the improved loss ratio for 2002, which at 62.2% for the year 2002 was a 4.3 point improvement over the year 2001 of 66.5%. Excluding the New Jersey transfer fee, the 2.1 point improvement in the 2001

• • •

underwriting expense ratio compared with the ratio in 2000 was the result of actions to lower commissions, eliminate workers' compensation policyholder dividends and decrease the employee count. The actions to lower commissions to current market levels for selected product lines improved the 2001 underwriting expense ratio .5 points. The actions to eliminate workers' compensation policyholders dividends on new and renewal business and changes in reserves for dividends of issued policies improved the 2001 underwriting ratio .7 points. Reductions in employee count continued to improve results in 2002. The employee count was 3,004 as of December 31, 2002, compared with 3,365 at December 31, 2001 and 3,470 at December 31, 2000.

The 2002 and 2001 underwriting expenses also included $2.6 million and $.5 million of software amortization expense before tax, respectively, related to the rollout of a new internally developed software application. On a statutory accounting basis, the new application is being amortized over a five-year period in accordance with statutory accounting principles. For year 2003, the Group will substantially complete the rollout of the new application for Commercial and Specialty segments. Upon full implementation, the impact on statutory expenses is expected to be approximately $8.0 million to $12.0 million in annual amortization expense before tax through 2007. The additional cost is expected to be offset in part by reduced labor costs related to underwriting and policy processing.

Segment Discussion

In June of 2001, the Corporation introduced an organizational structure around three business units: Commercial Lines, Specialty Lines, and Personal Lines. These business units represent the Corporation's operating segments as well as its reportable segments. Within each operating segment are distinct insurance product lines that generate revenues by selling a variety of personal, commercial, and surety insurance products. The Commercial Lines operating segment sells commercial multiple peril, commercial auto, general liability, and workers' compensation insurance as its primary products. The Specialty Lines operating segment sells commercial umbrella and bond insurance as its primary products. The Personal Lines operating segment sells personal automobile and homeowners insurance as its primary products. The Corporation also has an all other segment, which derives its revenue from investment income and premium financing.

Statutory Combined Ratios

(by operating segment, including selected major product lines)	2002(a)	Accident Year 2002(f)	2001	Accident Year 2001(f)	2000	Accident Year 2000(f)
Commercial Lines	**115.1%**	**104.9%**	116.2%	109.1%	130.0%	122.8%
Workers' Compensation	**129.2%**	**123.0%**	138.6%	115.1%	165.6%	138.9%
Auto Commercial	**110.2%**	**101.7%**	107.6%	105.1%	121.5%	119.1%
General Liability	**171.3%**	**113.4%**	120.8%	124.3%	126.9%	104.0%
CMP, Fire & Inland Marine	**95.8%**	**96.1%**	106.4%	102.7%	111.1%	119.1%
Specialty Lines	**94.0%**	**95.4%**	90.8%	85.1%	79.8%	89.3%
Commercial Umbrella	**97.7%**	**98.8%**	93.6%	85.1%	81.9%	90.6%
Fidelity & Surety	**81.7%**	**84.4%**	76.8%	77.1%	70.7%	80.6%
Personal Lines(e)	**114.1%**	**111.8%**	112.9%	110.4%	113.5%	117.3%
Auto(b)(c)	**116.3%**	**113.6%**	109.9%	108.0%	111.9%	114.9%
Homeowners	**110.3%**	**111.3%**	120.5%	118.8%	119.6%	125.7%
Total All Lines(d)	**112.8%**	**106.9%**	112.6%	107.7%	119.2%	118.1%

(a) All combined ratios and all component ratios presented for the year 2002 exclude $7.3 million before-tax charge for statutory additional minimum pension liability.

(b) Personal Automobile includes both Auto-Agency and Auto-Direct.

(c) Accident Year 2001 and Calendar Year 2001 exclude 9.0 point impact of New Jersey renewal obligation transfer fee. Including the transfer fee, the Automobile-Personal Accident Year 2001 and Calendar Year 2001 statutory combined ratios would have been 117.0% and 118.9%, respectively.

(d) Accident Year 2001 and Calendar Year 2001 exclude 2.7 point impact of New Jersey renewal obligation transfer fee. Including the transfer fee, the All Lines Accident Year 2001 and Calendar Year 2001 statutory combined ratios would have been 110.4% and 115.3%, respectively.

(e) Accident Year 2001 and Calendar Year 2001 exclude 6.3 point impact of New Jersey renewal obligation transfer fee. Including the transfer fee, the Personal Lines Accident Year 2001 and Calendar Year 2001 combined ratios would have been 116.7% and 119.2%, respectively.

(f) The measurement date for Accident Year data is December 31, 2002.

Commercial Lines Segment

Commercial Lines combined ratio for the year 2002 decreased 1.1 points to 115.1% from 116.2% in 2001. This improvement was not as great as expected due to $73.9 million of development in loss and loss adjustment expenses from prior years adding 10.2 points to the combined ratio. Of this amount, approximately $51.6 million of development from prior years was related to construction defect issues which added 7.1 points to the combined ratio for 2002. The 2000 combined ratio was 130.0%. Renewal price increases had a positive impact during 2002 and 2001. The 2002 average renewal price increase[2] was 16.3% for the Commercial Lines direct premiums written, compared with a 15.2% average renewal price increase in 2001.

While improving, the workers' compensation product line in the Commercial Lines segment negatively impacted this year's All Lines results. Workers' compensation combined ratio decreased 9.4 points in 2002 to 129.2%, compared with 138.6% and 165.6% for 2001 and 2000, respectively. The loss ratio was the main component driving the high combined ratio. The 2002 workers' compensation loss ratio was 80.6%, compared with 95.8% and 118.8% in 2001 and 2000, respectively. Adverse development of prior year losses due to an increase in claims severity contributed to the poor 2002 and 2001 results. The 2002 accident year loss ratio of 78.3% was 2.3 points lower than the calendar year loss ratio, and the 2001 accident year loss ratio of 76.9% is 18.9 points lower than the calendar year loss ratio. The poor results in the workers' compensation product line in 2000 added 6.8 points to the All Lines loss ratio, when including the year-end reserve reallocation mentioned in the "All Lines Discussion" section.

In response to the deterioration of results, the Group took action in 2000 to begin non-renewing its most unprofitable workers' compensation policies. This business had a loss ratio of approximately 10 points higher than the total workers' compensation product line and is referred to as unsupported workers' compensation as it is the only product in the customer's account. As mentioned in the "Operating Results" section, the Group also took action to discontinue its relationship with Managing General Agents. These Managing General Agents accounted for $29.0 million in annual workers' compensation premium. The runoff of the unsupported workers' compensation business and Managing General Agent business was substantially completed by the end of 2001.

The Group continued to achieve average renewal price increases for workers' compensation of 20.1% for 2002, compared with increases of 16.6% and 12.4% for 2001 and 2000, respectively. Net premiums written for 2002, 2001 and 2000 totaled $143.9 million, $148.6 million and $185.8 million, respectively.

Due to continued underwriting and pricing actions, workers' compensation loss ratios should continue to show improvement. In 2002, the loss ratio decreased 15.2 points from 2001. Accident year claim counts for 2002 decreased 18.0% from 2001. New and renewal pricing remains strong for this line of business.

The commercial auto product line net premiums written increased $26.7 million, or 14.3% in 2002 to $213.4 million, compared with $186.7 million in 2001 and $178.7 million in 2000. The 2002 and 2001 increase was driven by renewal price increases, averaging 15.2% and 15.5%, respectively.

The 2002 commercial auto combined ratio increased to 110.2%, from 107.6% in 2001. The combined ratio was 121.5% in 2000. The increase in the combined ratio from 2001 is due to greater than expected average settlement amounts (loss severity) from prior years. The improvement in 2001 was largely due to better underwriting and risk selection and the effect of renewal price increases. The year 2000 was hindered by increased severity combined with inadequate pricing. The accident year loss ratios for this line of business continue to show significant

[2] When used in this report, renewal price increase means the average increase in premium for policies renewed by the Group. The average increase in premiums for each renewed policy is calculated by comparing the total expiring premium for the policy with the total renewal premium for the same policy. Renewal price increases include, among other things, the effects of rate increases and changes in the underlying insured exposures of the policy. Only policies issued by the Group in the previous policy term with the same policy identification codes are included. Therefore, renewal price increases do not include changes in premiums for newly issued policies and business assumed through reinsurance agreements, including Great American business not yet issued in the Group's systems. Renewal price increases also do not reflect the cost of any reinsurance purchased on the policies issued.

improvement from 74.0% in 2000 to 61.5% in 2001 to 57.6% in 2002, resulting in accident year combined ratios of 119.1% in 2000, 105.1% in 2001 and 101.7% in 2002.

Net premiums written for the commercial multiple peril, fire and inland marine product lines increased 16.4% to $320.4 million in 2002, compared with $275.2 million in 2001 and $276.5 million in 2000. The combined ratio decreased to 95.8% in 2002 from 106.4% in 2001 and 111.1% in 2000. The improvement resulted from strong new and renewal pricing and more selective and focused underwriting.

Net premiums written for the monoline general liability product line increased $5.4 million, or 6.9% in 2002 to $84.5 million, compared with $79.0 million in 2001 and $80.7 million in 2000. The increase is due to higher new and renewal pricing levels. The 2001 decrease reflected the Group's focus on fundamental underwriting strategies.

The general liability combined ratio increased 50.5 points in 2002 to 171.3%, compared with 120.8% in 2001 and 126.9% in 2000. The higher than desired 2002 loss ratio is attributable to 57.8 points of adverse development from prior accident years. The accident year combined ratio for 2002 was 113.4%. The difference between the accident and calendar year results is primarily due to increases in residential general contractors and developers related construction defect reserves established for prior accident years in 2002 due to greater than expected frequency and loss severity. The construction defect issues are being addressed by continuing and expanding previous underwriting actions on certain segments that are more prone to construction defect claims.

Specialty Lines Segment

Specialty Lines combined ratio for the year 2002 was higher, but still profitable, at 94.0%, compared with 90.8% and 79.8% for 2001 and 2000, respectively.

The fidelity & surety product lines in the Specialty Lines segment contributed to the favorable results for the segment. Fidelity & surety net premiums written increased $6.9 million, or 17.8% in 2002 to $45.6 million, compared with $38.7 million in 2001 and $37.6 million in 2000. The combined ratio was 81.7% in 2002, compared with 76.8% in 2001 and 70.7% in 2000. During the fourth quarter 2002, there was a return of ceded premium of $5.3 million before tax for the bond business in the Specialty Lines operating segment. This return of ceded premium was due to the exercise of a contractual option on the bond reinsurance treaty based on highly favorable bond combined ratios over the past fourteen years.

Net premiums written for the commercial umbrella product line increased $40.5 million, or 43.9% in 2002 to $132.7 million, compared with $92.2 million in 2001 and $65.6 million in 2000. The 2002 and 2001 increases were primarily generated by renewal price increases in 2002, 2001 and 2000. The average renewal price increase in 2002 was 37.2%, compared with 20.3% in 2001 and 8.9% in 2000. The 2002 combined ratio was 97.7%, compared with 93.6% in 2001 and 81.9% in 2000. Although the combined ratio increased, the results were still profitable for the Group.

Personal Lines Segment

The Personal Lines combined ratio for the year 2002 decreased 5.1 points to 114.1% in 2002, compared with 119.2% in 2001 and 113.5% in 2000. Excluding the 1.5 point impact in 2002 on Personal Lines from the reallocation of loss adjustment expense reserve estimates described in the "All Lines Discussion," and excluding the 6.3 point impact of the New Jersey transfer fee in 2001, the Personal Lines combined ratio would have been 112.6% for 2002 and 112.9% for 2001. This small improvement for 2002 is attributable to the implementation of price increases, insurance scoring, enhanced claims management procedures, withdrawal from states that have proven unprofitable to the Group's operations, and lower than average losses from catastrophes. The Group continued to narrow its geographic focus in Personal Lines during 2002. The Group recently received all necessary approvals from regulators to withdraw its Personal Lines business from Florida, Georgia and Texas. The 2002 net premiums written in Florida, Georgia and Texas were approximately $15.0 million. The Group does not write Personal Lines business in California.

Net premiums written for the private passenger auto - agency (excluding New Jersey and direct) product line decreased, as expected due to the Group's strategy to withdraw from certain states, by $30.1

million, or 9.3% to $293.9 million in 2002, compared with $324.0 million in 2001 and $347.6 million in 2000. Selective underwriting and agency cancellations contributed to the decline in premiums in 2002 and 2001. Private passenger auto - New Jersey and direct net premiums decreased $99.8 million, or 78.5% to $27.4 million in 2002, compared with $127.2 million in 2001 and $107.7 million in 2000.

Given the unfavorable regulatory environment for private passenger auto in New Jersey and uncertainty over the future profitability of the Group's private passenger auto business in the state, the Group announced in the fourth quarter of 2001 the transaction to allow the Group in early 2002 to stop writing private passenger auto business in New Jersey. The transaction, described in the "Operating Results" section, has effectively exited the Group from New Jersey personal lines auto business in 2002 and future years. New Jersey's private passenger auto net premiums written represented approximately 7.5% of the Group's total private passenger auto book of business in 2002, compared to 27.0% in 2001 and 20.8% in 2000. New Jersey regulation mandates private passenger automobile insurers in the state to provide insurance to all eligible consumers with limited exceptions. This "take-all-comers" regulation eliminated the Group's ability to control the volume and selection of writings in the state. Poor underwriting results in New Jersey was the primary cause of the poor performance in 2002 and 2001. The New Jersey private passenger auto results added 6.2 and 7.1 points to the 2002 and 2001 Personal Lines loss ratio, respectively. Since 1999, New Jersey has required insurance companies to write a portion of their personal auto premiums in Urban Enterprise Zones (UEZ). These zones are generally higher risk urban areas. Companies are also assigned premiums if they do not write the required quota. In 2002, the Group wrote $3.7 million in UEZ and assigned premiums, compared with $12.4 million in UEZ and assigned premiums in 2001. In 2000, the Group wrote $11.4 million in UEZ and assigned premiums. Excluding the discontinued New Jersey business and the impact of the reallocation of loss adjustment expense reserves, the Personal Lines combined ratio improved 5.6 points to 106.2% in 2002, compared to 111.8% in 2001. The Group is implementing price increases, coverage restrictions and claims management procedures to improve results.

The Group began direct marketing of personal auto coverage in January 1998. In 2000, the Corporation first restructured its private passenger auto - direct product line operations with an Internet-only strategy, and later discontinued private passenger auto - direct in the fourth quarter of 2000. The product line was discontinued in order to focus on the independent agency system as the distribution channel for the Group. As a result of the restructuring, net premiums written dropped from $6.8 million in 2001 to $3.2 million in 2002. The Group wrote $10.7 million of net premiums in 2000. Combined ratios were 162.0%, 155.2% and 167.9% for 2002, 2001 and 2000, respectively. The 2001 underwriting expense ratio for the private passenger auto - direct product line included $2.0 million, or 29.3 points, in expenses for fees for the removal of certain obligations related to assigned private passenger auto policies in New York.

Although the Group discontinued the private passenger auto - direct product line, the Group remains committed to expanding its Internet capabilities that focus on full service options for our agents and convenience options for our policyholders.

Homeowners product line net premiums written fell 5.1% in 2002 to $153.7 million from $162.0 million in 2001 and $173.2 million in 2000. The Group has placed emphasis on price increases, insurance scoring and agency management. Average implemented rate increases were 10.1%, 2.8%, and 6.6% in 2002, 2001 and 2000, respectively. The Group introduced an Insurance-To-Value program in 2000, which addressed underinsured homeowner properties and emphasized adequate replacement cost values.

The 2002 homeowners combined ratio decreased 10.2 points to 110.3%. This compares with a combined ratio of 120.5% in 2001 and 119.6% in 2000. Combined ratios are heavily impacted by catastrophe losses which added 8.7 points to the combined ratio in 2002, 12.3 points in 2001 and 10.3 points in 2000.

Critical Accounting Policies

Management of the Corporation has identified the policies listed below as significant accounting policies that are critical to the Corporation's business operations and influence the consolidated results of operations and financial performance. The policies listed below were selected as they require a higher degree of complexity or use subjective judgements or assessments. These policies follow accounting principles generally accepted in the United States. A brief summary of each critical accounting policy follows. For a complete discussion on the application of these and other accounting policies, see Note 1, "Summary of Significant Accounting Policies."

Reserves for Loss and Loss Adjustment Expenses

The Group establishes reserves for losses and loss adjustment expenses equal to the estimated amount to settle both reported (case reserves) and unreported claims (Incurred But Not yet Reported). For reported losses, a case reserve is established within the parameters of coverage provided in the insurance policy. For IBNR losses, reserves are estimated using established actuarial methods. An estimate of the loss and loss adjustment expense for each claim is developed using the facts in each case, the Group's experience with similar cases, the effects of current developments and anticipated trends. The methods and assumptions of making such estimates are continually reviewed and updated when considered appropriate. Any resulting adjustments are reflected in the consolidated statements of income for the period in which such estimates are changed. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves, both positive and negative, are reflected in the consolidated statements in the periods in which they are made and are referred to as prior period development. Because of the high degree of uncertainty involved in estimating loss and loss adjustment expense reserves, revisions to estimated reserves could have a material impact on the results of operations of the Group.

Investments

All investment securities are classified upon acquisition as held-to-maturity, trading or available-for-sale. At December 31, 2002, all of the Corporation's and the Group's fixed maturity securities are classified as available-for-sale and are carried at fair value and may be sold prior to their contractual maturity. The difference between amortized cost and fair value, net of deferred taxes, is classified as other comprehensive income in the Corporation's consolidated statement of shareholders' equity. Equity securities are carried at quoted market values and include non-redeemable preferred stocks and common stocks. The difference between cost and quoted market value, net of deferred taxes, is classified as other comprehensive income. The Corporation and the Group closely monitor their fixed maturity and equity portfolios for declines in value that are deemed to be other than temporary. The portfolios are regularly evaluated based on current economic conditions, credit loss experience and other specific developments. When a decline in value is deemed to be other than temporary, the Corporation and the Group recognize a realized loss and the security is written down to its estimated fair value. The Corporation and the Group follow EITF 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in accounting for the securitized financial assets rated below AAA and interest-only securities, regardless of rating. Upon receipt of payments from such securities, the Corporation and the Group determine the appropriate amounts of the funds to be allocated as a reduction of principal and interest income. In making this allocation decision, investment personnel consider such factors as the original estimated average life of the investment, the amount of funds received to date and the timing of future cash flows. These securities are evaluated for impairment by computing the net-present-value of expected future cash flows and comparing this to the prior period estimate of expected future cash flows from the security. When the timing and/or amount of cash expected to be received from

•••

the security has changed materially and adversely from the previous valuation, the security is considered to be other than temporarily impaired and the amortized cost is written down to the estimated fair value with a realized loss recorded in the consolidated statement of income.

Deferred Policy Acquisition Costs

The Group establishes a deferred asset for costs that vary with and are primarily related to acquiring property or casualty business. The acquisition costs deferred consist of commissions, brokerage fees, salaries and benefits and other underwriting expenses to include allocations for inspections, taxes, rent and other expenses that vary directly with the acquisition of insurance contracts. These costs are amortized over the life of the underlying policies. Periodically, an analysis of the asset is performed in relation to the expected recognition of revenues including investment income to determine if any deficiency exists. No deficiencies have been indicated for the periods presented.

Agent Relationships

The Corporation and the Group have recorded an asset, which it refers to as agent relationships, for the excess of cost over the fair value of net assets acquired in connection with the 1998 GAI commercial lines acquisition. The Corporation and the Group followed the practice of allocating purchase price to specifically identifiable intangible assets based on their estimated values as determined by appropriate valuation models. The agent relationships asset is amortized on a straight-line basis over an estimated useful life of twenty-five years. The estimated useful life was based on the Group's actual experience for agency appointment terms for similar agents, which averaged approximately twenty-five years in length. The asset is evaluated periodically as events or circumstances, such as cancellation of agents, indicate a possible inability to recover their carrying amount. Cancellation of certain agents for reasons such as lack of revenue production or poor quality of business produced does not necessarily change the estimated useful life of remaining agents representing the agent relationships intangible asset. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involves significant management judgments to evaluate the capacity of an acquired business to perform within projections. If future undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss is recognized in income in the period in which the future cash flows are identified to be insufficient in comparison to the carrying amount of the asset. The Corporation and the Group anticipate that based on future events or circumstances additional write-downs for impairment will be made in future periods.

Internally Developed Software

In accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" the Group capitalizes costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. Costs such as maintenance, training, data conversion, overhead and general and administrative are expensed as incurred. Management believes the expected future cash flows of the asset exceed the carrying value. The expected future cash flows are determined using various assumptions and estimates. Changes in these assumptions could result in an immediate impairment to the asset and a corresponding charge to net income. The costs associated with the software are amortized on a straight-line basis over the estimated useful life of ten years commencing when the software is substantially complete and ready for its intended use.

LIQUIDITY AND FINANCIAL STRENGTH

Cash Flow

Net cash generated from operations was $148.2 million in 2002, compared with cash generated of $70.2 million in 2001 and $99.6 million in 2000. The increase in 2002 over 2001 was due primarily to a reduction in paid losses and loss adjustment expenses. The increase in cash generated from operations in

2001 was also due primarily to a reduction in paid losses and paid loss adjustment expenses. Investing activities used net cash of $173.7 million in 2002, compared with net cash used of $57.4 million in 2001 and $103.5 million in 2000. Total cash used for financing activities was $4.6 million, $10.6 million and $56.0 million in 2002, 2001 and 2000, respectively. Cash used for financing decreased year over year due to gross proceeds of $201.3 million received from the convertible debt offering that occurred in the first quarter of 2002 which was partially offset by repayment of the previous bank debt. During 2001, the decrease from prior year was a result of the elimination of shareholder dividends. Overall, total cash used in 2002 was $30.0 million, compared with cash generated of $2.2 million in 2001 and cash used of $59.9 million in 2000.

To further strengthen its financial position, the Corporation did not pay any shareholder dividends in 2002 or 2001, compared with dividend payments of $35.4 million in 2000. Quarterly cash dividends per share for 2000 were $.23 for the first quarter and $.12 for each of the remaining quarters in 2000.

The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses, debt obligations and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. As of December 31, 2002, approximately $112.5 million of statutory surplus was not subject to prior dividend approval requirements. Additional restrictions may result from the minimum net worth and surplus requirement in the credit agreement.

The following table presents the Corporation's obligations (other than obligations relating to its ordinary insurance operations) to make future payments under contractual obligations:

($ in millions)		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt	$205.8	$ .6	$1.9	$1.4	$201.9
Operating leases	11.4	5.4	6.0	-	-
New Jersey transfer fee	6.8	6.8	-	-	-
Total contractual cash obligations	$224.0	$12.8	$7.9	$1.4	$201.9

Debt

As of December 31, 2002, the Corporation had $205.8 million of principal outstanding on debt that includes a $4.5 million low interest loan with the state of Ohio. During the year 2002, the Corporation completed an offering of 5.00% convertible notes, in an aggregate principal amount of $201.3 million, due March 19, 2022 and generated net proceeds of $194.0 million. The issuance and related costs are being amortized over the life of the notes and are being recorded as related fees. The liability for debt is reported on the balance sheet net of the unamortized fees. The Corporation uses the effective interest rate method to record the interest and related fee amortization. Interest is payable on March 19 and September 19 of each year, beginning September 19, 2002. The notes may be converted into shares of the Corporation's common stock under certain conditions, including: if the price per share of the Corporation's common stock reaches specific thresholds; if the credit rating of the notes is below a specified level or withdrawn, or if the notes have no credit rating during any period; or if specified corporate transactions have occurred. The conversion rate is 44.2112 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. If all outstanding notes are converted, the total outstanding common shares would increase by 8.9 million shares. The convertible debt impact on earnings per share is based on the "if-converted" method. The impact on diluted earnings per share is contingent on whether or not certain criteria have been met for conversion. As of December 31, 2002, the common share price criterion had not been met and, therefore, no adjustment to the number of diluted shares on the earnings per share calculation was made for the convertible debt. On or after March 23, 2005, the Corporation has the option to redeem all or a portion of the notes that have not been previously converted at the following redemption prices (expressed as a percentage of principal amount):

During the twelve months commencing	Redemption Price
March 23, 2005	102%
March 19, 2006	101%
March 19, 2007 until maturity of the notes	100%

• • •

The holders of the notes have the option to require the Corporation to purchase all or a portion of their notes on March 19 of 2007, 2012 and 2017 at 100% of the principal amount of the notes. In addition, upon a change in control of the Corporation occurring anytime prior to maturity, holders may require the Corporation to purchase for cash all or a portion of their notes at 100% of the principal amount plus accrued interest.

Additionally, on July 31, 2002 the Corporation entered into a revolving credit agreement. Under the terms of the credit agreement, the lenders agreed to make loans to the Corporation in an aggregate amount up to $80.0 million for general corporate purposes. The agreement requires the Corporation to maintain minimum net worth of $800.0 million. The credit agreement also includes a minimum statutory surplus requirement for The Ohio Casualty Insurance Company of $625.0 million through September 30, 2003, increasing to $650.0 million thereafter. Additionally, other covenants and customary provisions are included in the agreement. The credit agreement expires on March 15, 2005. The Corporation has not drawn on the revolver as of December 31, 2002.

Rating Agencies

Regularly the Group's financial strength is reviewed by independent rating agencies. These agencies may upgrade, downgrade, or affirm their previous ratings of the Group. These agencies may also place an outlook on the Group's rating. On March 11, 2002, Standard & Poor's Rating Services (S&P) removed its negative outlook and placed a stable outlook on the Group's "BBB" financial strength rating. S&P also announced that it assigned its "BB" senior debt rating on the Corporation's convertible notes. Following the Corporation's announcement of third quarter 2002 results, S&P indicated that financial strength rating would be reviewed for possible downgrade, however to date there has been no change. S&P revised its outlook to negative from stable based upon the Corporation's announcement of third quarter 2002 results. On March 13, 2002, Moody's Investor Services (Moody's) assigned its "Baa2" rating to the Corporation's convertible notes. On November 27, 2002, Moody's downgraded the Group's "A2" financial strength rating to "A3" and placed a stable outlook on the Group's rating. Moody's also announced that it placed a "Baa3" rating on the Corporation's convertible notes. On March 14, 2002, Fitch, Inc. (Fitch) assigned its "BBB-" rating to the Corporation's convertible notes and placed a stable outlook on its rating. On November 5, 2002, Fitch, affirmed its "BBB-" rating on the Corporation's convertible notes and placed a stable outlook on its rating. On September 6, 2002, A.M. Best Company affirmed the Group's financial strength rating of "A-" and assigned a positive outlook. In addition, A.M. Best Company assigned an initial rating of "bbb" to Ohio Casualty Corporation's convertible notes. On November 4, 2002, A.M. Best Company affirmed its financial strength rating of "A-" for the Group and maintained its positive outlook.



19.20
15.80
22.07
18.66
20.43
16.01
18.18
11.22
11.63
8.38
13.38
8.47
14.30
10.93
16.05
12.43
17.87
11.06
17.12
10.94
10.56
6.34
10.25
6.50
Q1
Q2
Q3
Q4
2002
Q1
Q2
Q3
Q4
2001
Q1
Q2
Q3
Q4
2000

Ohio Casualty Corporation Quarterly High/Low Market Price Per Share

Statutory Surplus

Statutory surplus, a traditional insurance industry measure of strength and underwriting capacity, was $725.7 million at December 31, 2002, compared with $767.5 million at December 31, 2001 and $812.1 million at December 31, 2000. Statutory surplus decreased 5.4% from 2001 resulting from the decline in the market value of its equity investment portfolio offset by statutory income and other surplus changes. On January 1, 2001, statutory surplus was reduced by $21.7 million to $790.4 million for the cumulative effect of adopting new required statutory accounting principles. The 2001 surplus was further reduced by the $26.8 million after-tax charge associated with the New Jersey private passenger auto transfer and a decrease in the market value of the equity investment portfolio. Statutory surplus

• • •

increased in 2001 due to the sale of a minority interest in the stock of a subsidiary, which caused a nonrecurring tax benefit of $16.1 million.

The ratio of premiums written to statutory surplus is one of the measures used by insurance regulators to gauge the financial strength of an insurance company and indicates the ability of the Group to grow by writing additional business. At December 31, 2002, the Group's premiums written to surplus ratio is 2.0 to 1, compared to 1.9 to 1 in 2001 and 2000.

The National Association of Insurance Commissioners (NAIC) has developed a "Risk-Based Capital" formula for property and casualty insurers and life insurers. The formula is intended to measure the adequacy of an insurer's capital given the asset structure and product mix of the company. As of December 31, 2002, all insurance companies in the Group exceeded the necessary capital requirements.

The NAIC adopted the Codification of Statutory Accounting Principles guidance in 1998, which replaced the former Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The new policies provide guidance for areas where statutory accounting had been silent and changed former statutory accounting in some areas. The Group implemented the Codification guidance effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the Codification guidance were reported as an adjustment to statutory policyholders' surplus as of January 1, 2001. The cumulative effect of adopting Codification reduced statutory policyholders' surplus by $21.7 million on January 1, 2001.

Reinsurance

Reinsurance is a contract by which one insurer, called a reinsurer, agrees to cover, under certain defined circumstances, a portion of the losses incurred by a primary insurer in the event a claim is made under a policy issued by the primary insurer. The Group purchases reinsurance to protect against large or catastrophic losses. There are several programs that provide reinsurance coverage and the programs in effect for 2002 are summarized below.

The Group's property per risk program covers property losses in excess of $1.0 million for a single insured, for a single event. This property per risk program covers up to $14.0 million in losses in excess of the $1.0 million retention level for a single event. The Group's casualty per occurrence program covers liability losses. Workers' compensation, umbrella and other casualty reinsurance cover losses up to $59.0 million, $24.0 million and $23.0 million, respectively, in excess of the $1.0 million retention level for a single insured event. The casualty reinsurance treaty includes a layer of coverage of $5.0 million in excess of $1.0 million that includes a fund managed by the Group and the Group has title to the assets. Ceded premiums are paid into the fund and reinsured losses are paid to the Group under the terms of the reinsurance agreement with various reinsurers. The reinsurers bear the risk of losses in excess of the fund. The Group's ability to manage the investments of the fund reduces credit risk related to reinsurers. The balance of the fund as of December 31, 2002 was approximately $129.0 million.

The property catastrophe reinsurance program protects the Group against an accumulation of losses arising from one defined catastrophic occurrence or series of events. This program provides $150.0 million of coverage in excess of the Group's $25.0 million retention level. The treaty was written on a multiple year basis for years 2001 - 2004 with only a portion of the reinsurance layers expiring in a single year. This provides continuity and maintains rates and each reinsurer's overall share of the program. Over the last 20 years, two events triggered coverage under the catastrophe reinsurance program. Losses and loss adjustment expenses from the fires in Oakland, California in 1991 totaled $35.6 million and losses and loss adjustment expenses from Hurricane Andrew in 1992 totaled $29.8 million. Both of these losses exceeded the prior retention amount of $13.0 million, resulting in significant recoveries from reinsurers. Reinsurance limits are purchased to cover exposure to catastrophic events having the probability of occurring every 150-250 years.

GAI agreed to maintain reinsurance on the commercial lines business that the Group acquired from GAI and its affiliates in 1998 for loss dates prior to December 1, 1998. GAI is obligated to reimburse the Group if GAI's reinsurers are unable to pay claims with respect to the acquired commercial lines business.



Reinsurance contracts do not relieve the Group of their obligations to policyholders. The collectibility of reinsurance depends on the solvency of the reinsurers at the time any claims are presented. The Group monitors each reinsurer's financial health and claims settlement performance because reinsurance protection is an important component of the Corporation's financial plan. Each year, the Group reviews financial statements and calculates various ratios used to identify reinsurers who no longer meet appropriate standards of financial strength. Reinsurers who fail these tests are removed from the program at renewal. Additionally, a large base of reinsurers is utilized to mitigate concentration of risk. The Group also records an estimated allowance for uncollectible reinsurance amounts as deemed necessary. During the last three fiscal years, no reinsurer accounted for more than 15% of total ceded premiums. As a result of these controls, amounts of uncollectible reinsurance have not been significant.

Loss and Loss Adjustment Expenses

The Group's largest liabilities are reserves for losses and loss adjustment expenses. The accounting policies related to the loss and loss adjustment expense reserves are considered critical. Loss and loss adjustment expense reserves are established for all incurred claims and are carried on an undiscounted basis before any credits for reinsurance recoverable. Actual losses and loss adjustment expenses may change with further developments. These reserves amounted to $2.4 billion at December 31, 2002, $2.1 billion at December 31, 2001 and $2.0 billion at December 31, 2000. As of December 31, 2002, the reserves by operating segment were as follows: $1.5 billion Commercial Lines, $.4 billion Specialty Lines and $.5 billion Personal Lines.

The Group's actuaries conduct a reserve study using generally accepted actuarial methods each quarter from which point estimates of ultimate losses and loss adjustment expenses by product line or coverage within product line are selected. In selecting the point estimates, thousands of data points are reviewed and the judgment of the actuaries is applied broadly. Each quarter management records its best estimate of the liability for loss and loss adjustment expense reserves by considering the actuaries' point estimates and other known factors. Management's best estimate recognizes that there is uncertainty underlying the actuarial point estimates. Reasonable range estimates around the point estimates are used by management to validate its best estimate of the liability.

There are several key assumptions supporting the point estimate including those summarized below. The fundamental assumption is that actuarial reserving methods, using historical loss experience organized by line of business, or coverage within line, and accident year at successive evaluation points, applied by experienced reserving actuaries, produces reasonable estimates of future loss development on prior insured events. Supporting assumptions internal to company operations are as follows: recording of premium and loss statistics in the appropriate detail has been accurate and consistent; claims handling, including the recording of claims, payment and closure rates, and case reserving has been consistent; the quality of business written and the mix of business (e.g. states, limits, coverages, and deductibles) have been consistent; rate changes and changes in policy provisions have been measured accurately; reinsurance coverage has been consistent and reinsured losses are collectible. To the extent any of the above factors have changed over time, attempts must be made to quantify and adjust for the changes. Supporting assumptions related to the external environment are as follows: tort law and the legal environment have been consistent; coverage interpretation by the courts has been consistent; regulations regarding coverage provisions have been consistent; loss inflation has been relatively steady. To the extent any of the above factors have changed over time, attempts must be made to quantify and adjust for the changes. The more the inconsistency, the greater the uncertainty of the loss reserve estimates.

The Group has three categories of loss and loss adjustment expense reserves that it considers highly uncertain, and therefore, could have a material impact on future financial results and financial position: asbestos and environmental liability exposures, construction defect exposures, and excess capacity liability exposures. These categories are described below with relevant historical data.

In recent years, asbestos and environmental liability claims have expanded greatly in the insurance

• • •

industry. Historically, the Group has written small commercial accounts and has not sold policies with significant manufacturing liability coverages. Within the manufacturing category, the Group has concentrated on the light manufacturers, which further limits exposure to environmental claims. Consequently, the Group believes it does not have exposure to the primary defendants involved in major asbestos litigation. The Group's exposure to asbestos is related to installers and distributors as opposed to the large manufacturers. In 2001, the Group increased reserves because of the expansion of litigation to these types of business. A significant part of the Group's exposure to environmental liability is related to underground storage tanks. The Group has limited exposures to the national priority list. In 2002, the Group re-classified approximately $5.0 million of homeowners reserves related to underground storage tanks as environmental reserves. Due to the relatively small exposure to asbestos and environmental liability and the unique nature of this exposure, the Group does not rely on claim count data in determining reserves. For 2002, 2001 and 2000, respectively, the asbestos and environmental reserves, net of reinsurance, were $54.1 million, $49.1 million and $40.4 million. Asbestos reserves were $27.9 million, $29.4 million and $13.5 million and environmental reserves were $26.2 million, $19.7 million and $26.9 million for those respective years.

The Group defines construction defect exposure as liability for allegations of defective work and completed operations losses from general liability, commercial multiple peril liability and umbrella liability policies involving multiple-units (condos/townhouses/apartments/tracts of single family homes), multiple defendants (e.g. developers, sub-contractors), usually with multiple defect issues, and often involving multiple insurance carriers. The Group excludes from the definition claims related to individual single family homes, apartments/townhomes or other residential properties if the defect issues are limited in scope and volume.

The number of construction defect claims reported in 2002, 2001 and 2000, respectively, were 213, 169 and 118. The paid losses, net of reinsurance, in 2002 were $10.1 million, compared to $6.3 million in 2001 and $1.8 million in 2000. The paid allocated loss adjustment expenses, net of reinsurance, for construction defect claims were $4.6 million in 2002, compared with $2.1 million in 2001 and $2.0 million in 2000. These totals exclude construction defect losses from the state of California. Although the Group has construction defect losses from California exposure, it excludes California from this data because the Group stopped writing in the state in 1993 and the remaining claims are minimal and of a different nature than our exposure in the rest of the country. This data also includes claims assumed from the GAI acquisition beginning in November 2001, slightly distorting the 2001 numbers.

The Group writes excess capacity liability business with large policy limits that are heavily reinsured. There have been very few losses to date on this business, but the large policy limits increase the uncertainty of future losses before the application of reinsurance. There is a relatively small amount of loss data available for this business. The Group's coverage for approximately three-fourths of this business written during 2002 begins when losses or loss adjustment expenses on an individual claim reaches $10.0 million or more. The Group's limit of coverage on an individual claim for approximately two-thirds of this business written during 2002 is $25.0 million. Reinsurance purchased by the Group limits its retention of losses to $1.0 million. During 2002, the Group wrote approximately 1,700 of these excess capacity liability policies, representing an annual growth of approximately 20% since 2000.

Results for the year 2002 were negatively impacted by losses and loss adjustment expenses for prior accident years totaling $84.4 million before tax on an All Lines basis. For the Commercial Lines operating segment, the losses and loss adjustment expenses for prior accident years recorded during 2002 were $73.9 million before tax and were concentrated in the general liability, commercial automobile and workers' compensation product lines. Comparable Commercial Lines amounts for 2001 and 2000 were $44.6 million and approximately $62.1 million, respectively. In both 2001 and 2000, this was concentrated in the workers' compensation and general liability product lines. The 2000

• • •

amount included the commercial umbrella product line as it was combined with the general liability product line at that time for purposes of accident year analyses.

For the Specialty Lines operating segment, the losses and loss adjustment expenses for prior accident years recorded during 2002 was $(2.2) million and was concentrated in the commercial umbrella product line. Comparable amounts for 2001 and 2000 were $4.1 million and approximately $(3.5) million, respectively. In 2001, this was concentrated in the commercial umbrella product line. For 2000, the favorable development was from the bond product line. For 2000, the commercial umbrella product line was included with the general liability product line in accident year analyses.

For the Personal Lines operating segment there was $12.7 million losses or loss adjustment expenses for prior accident years recorded during 2002. Comparable amounts for 2001 and 2000 were $9.8 million and approximately $(1.8) million, respectively. In 2001, this was concentrated in the homeowners product line. In 2000, favorable development occurred in the personal automobile product line.

The losses and loss adjustment expenses on prior accident years totaling $84.4 million reflect an update to estimates for reserves based on new information during the year 2002, resulting in recognition during 2002. Each quarter during 2000 through 2002 a thorough loss reserve study was conducted using data and other information updated and available as of the end of each quarter. Based on these studies, liabilities for loss and loss adjustment expenses are established for the estimated ultimate costs of settling claims for insured events, for both reported claims and incurred but not reported claims. As more information becomes available and claims are settled in subsequent periods, the estimated liabilities are adjusted upward or downward.

For each reserve study, several generally accepted actuarial reserving techniques were applied to determine estimates of ultimate loss and loss adjustment expense by product line by accident year. For each accident year and product line, two or more estimates of ultimate loss were determined and a final estimate was selected. Key assumptions were applied consistently during 2000 through 2002.

The reserve study of third quarter 2002 revealed the average severity (loss per claim) and the amount of legal expense for certain types of construction defect claims that were much greater than previously seen or anticipated. The study also indicated that more of these severe claims had been reported and were expected to be reported in the future than previously anticipated, despite a decrease in frequency of other types of general liability claims. It was concluded that these construction defect claims impacted the general liability, commercial multiple peril and commercial umbrella product lines. As a result of this third quarter 2002 review, the estimate of ultimate loss and loss adjustment expense for this exposure was increased. For these three product lines combined, the impact of construction defect in the year 2002 was $62.2 million before tax. The loss estimates for these claims are based on currently available information. However, given the expansion of coverage and liability by the courts and legislatures, there is substantial uncertainty as to the ultimate liability.

The year 2002 also experienced greater than expected loss activity from older accident years for the commercial automobile product line. This was due to greater than expected severity on bodily injury claims. As a result, the estimate of ultimate loss and loss adjustment expense was increased by $17.0 million.

Reserve development in the year 2002 occurred as follows: $(15.8) million for accident year 2001, $10.2 million for accident year 2000, $16.1 million for accident year 1999, and $73.9 million for accident years 1998 and prior. Reserve development in the year 2001 occurred as follows: $31.1 million for accident year 2000, $10.9 million for accident year 1999 and $16.5 million for accident years 1998 and prior. Reserve development in the year 2000 occurred by accident year as follows: $60.0 million for accident year 1999 and ($3.2) for accident years 1998 and prior. The amount of the loss and loss adjustment expense reserves by accident year at the beginning of 2002 was $625.3 million for accident year 2001, $409.6 million for accident year 2000, and $268.6 million for accident year 1999.

Losses and loss adjustment expenses for prior accident years were recognized during the year 2002 due to new information that caused a revision to prior estimates for loss and loss reserves as described above. There is considerable uncertainty in these estimates for reasons such as: the external environment including coverage litigation, judicial decisions, legislative changes, claimants and juries attitudes with respect to settlements; claim frequency and severity; the emergence of unusual types or sizes of claims; changes in underwriting quality of the book of business over time; and changes in claims handling which affects the payment rate or case reserve adequacy.

Because of the inherent uncertainties in estimating ultimate costs of claims, actual loss and loss adjustment expenses may deviate substantially from the amounts recorded. Furthermore, the timing, frequency and extent of adjustments to the estimated liabilities cannot be predicted since conditions and events which established historical loss and loss adjustment expense development and which serve as the basis for estimating ultimate claim cost may not occur in exactly the same manner, if at all.

Investment Portfolio

At year-end 2002, consolidated investments had a carrying value of $3.5 billion. The excess of market value over cost was $392.2 million, compared with $420.9 million at year-end 2001 and $629.4 million at year-end 2000. The decrease in 2002 and 2001 was largely due to the recognition of realized gains in connection with the sale of appreciated equity securities and declines in the market value of certain equity securities. The reduction in unrealized gains related to equity securities in 2002 was somewhat offset by an increase in unrealized gains in the fixed maturity portfolio of $130.0 million.

The consolidated fixed maturity portfolio of the Corporation and the Group has an intermediate duration and a laddered maturity structure. The Corporation and the Group always remain fully invested and do not time markets. The Corporation and the Group also have no off-balance sheet investments or arrangements as defined by section 401(a) of the Sarbanes-Oxley Act of 2002.

Tax exempt bonds increased, as a percentage of amortized cost, to 1.5% of the fixed maturity portfolio at year-end 2002 versus 1.1% at December 31, 2001. This increase reflects a decision at the end of 2002 to add to municipal holdings in anticipation of improved underwriting results and to take advantage of unique municipal market opportunities. At December 31, 2000, the tax-exempt bonds represented 3.2% of the amortized cost of the consolidated fixed maturity portfolios. Due to poor underwriting results over the past few years, the Corporation and the Group had reduced their holdings of tax exempt municipal bonds in 2000 and 2001 to maximize after-tax income.

As of December 31, 2002, the Corporation and the Group held $1,154.3 in mortgage-backed securities, compared with $1,107.8 million and $1,124.0 million at December 31, 2001 and 2000, respectively. The majority of mortgage-backed security holdings are in sequential structures, planned amortization class and agency pass-through securities. Of this portfolio, $7.8 million, $10.0 million and $13.1 million were invested in more volatile bond classes (e.g. interest-only securities which do not return principal at maturity, super-floater securities which pay interest at a formula rate that is a function of LIBOR and inverse-floater securities which pay interest per a formula that adjusts inversely to changes in LIBOR rates) in 2002, 2001 and 2000, respectively.

The investment portfolio of the Corporation and the Group include non-publicly traded securities such as private placements, non-exchange traded equities and limited partnerships which are carried at fair value. Fair values are based on valuations from pricing services, brokers and other methods as determined by management to give the most accurate price. The carrying value of this portfolio at December 31, 2002 was $319.4 million. This compares to $295.9 million in 2001 and $317.4 million in 2000.

At December 31, 2002, the fixed maturity portfolio included non-investment grade securities and non-rated securities that had a fair value of $105.3 and comprised 3.0% of the investment portfolio. This compares to a fair value of $94.3 million and $127.4 million at December 31, 2001 and 2000, respectively. These securities comprised 2.8% and 3.8% of the investment portfolio at December 31, 2001 and 2000, respectively. Following is a table displaying non-investment grade and non-rated securities in an unrealized loss position at December 31:

	Amortized Cost	Fair Value	Unrealized Loss
2002	**$72,981**	**$60,898**	**$12,083**
2001	61,500	55,000	6,500
2000	61,361	53,247	8,114

At year-end 2002, consolidated equity investments had a market value of $312.5 million. Equity investments have decreased, as a percentage of market value of the consolidated portfolio, from 22.7% at year-end 2000 to 8.9% at year-end 2002. This decrease is primarily attributable to the Corporation's and the Group's 2002 and 2001 actions which reduced assets invested in equities.

The Corporation and the Group use assumptions and estimates when valuing certain investments and related income. These assumptions include estimations of cash flows and interest rates. Although the Corporation and the Group believe the values of its investments represent fair value, certain estimates could change and lead to changes in fair values due to the inherent uncertainties and judgements involved with accounting measurements.

Market Risk Disclosures for Financial Instruments

Market risk is the risk of loss resulting from adverse changes in interest rates. In addition to market risk, the Corporation and the Group are exposed to other risks such as equity price risk, credit, reinvestment and liquidity risk. Credit risk refers to the financial risk that an obligation will not be paid and a loss will result. Reinvestment risk is the risk that interest rates will fall causing the reinvestment of interim cash flows to earn less than the original investment. Liquidity risk describes the ease with which an investment can be sold without substantially affecting the asset's price. The sensitivity analysis below summarizes only the exposure to market risk and equity price risk.

The Corporation and the Group strive to produce competitive returns by investing in a diversified portfolio of securities issued by high-quality companies.

Market Risk - The Corporation and the Group have exposure to losses resulting from potential volatility in interest rates. The Corporation and the Group attempt to mitigate its exposure to interest rate risk through active portfolio management, periodic reviews of asset and liability positions and through maintaining a laddered maturity bond portfolio with an intermediate duration. Estimates of cash flows and the impact of interest rate fluctuations relating to the Corporation's and the Group's fixed maturity investment portfolios are modeled quarterly and reviewed regularly.

Equity Price Risk - Equity price risk can be separated into two elements. The first, systematic risk, is the portion of a portfolio or individual security's price movement attributed to stock market movement as a whole. The second element, nonsystematic risk, is the portion of price movement unique to the individual portfolio or security. This risk can be further divided between characteristics of the industry and of the individual issuer. The Corporation and the Group attempt to manage nonsystematic risk by maintaining a portfolio that is diversified across industries.

The following tables illustrate the hypothetical effect of an increase in interest rates of 100 basis points (1%) and a 10% decrease in equity values at December 31, 2002, 2001 and 2000, respectively. The changes selected above reflect the Corporation's and the Group's view of shifts in rates and values that are quite possible over a one-year period. These rates should not be considered a prediction of future events. Interest rates may, in fact, be much more volatile in the future. This analysis is not intended to provide a precise forecast of the effect of changes in interest rates and equity prices on the Corporation's and the Group's income, cash flow or shareholders' equity. In addition, the analysis does not take into account any actions the Corporation or the Group may take to reduce its exposure in response to market fluctuations.

•••

December 31, 2002	Estimate Fair Value	Adjusted Market Value as indicated above
Interest Rate Risk:		
Fixed maturities	$3,140	$2,998
Short-term investments	49	49
Equity Price Risk:		
Equity securities	313	281
Totals	$3,502	$3,328

December 31, 2001	Estimated Fair Value	Adjusted Market Value as indicated above
Interest Rate Risk:		
Fixed maturities	$2,772	$2,633
Short-term investments	55	55
Equity Price Risk:		
Equity securities	489	440
Totals	$3,316	$3,128

December 31, 2000	Estimated Fair Value	Adjusted Market Value as indicated above
Interest Rate Risk:		
Fixed maturities	$2,514	$2,419
Short-term investments	60	60
Equity Price Risk:		
Equity securities	755	679
Totals	$3,329	$3,158

Certain assumptions are inherent in the above analysis. The Corporation and the Group assume an instantaneous and parallel shift in interest rates and a simultaneous decline of 10% in equity prices at December 31, 2002, 2001 and 2000. Also, the Corporation and the Group assume the change in interest rates is reflected uniformly across all financial instruments. The adjusted market values are estimated using discounted cash flow analysis and duration modeling.

FORWARD-LOOKING STATEMENTS

Ohio Casualty Corporation publishes forward-looking statements relating to such matters as anticipated financial performance, business prospects and plans, regulatory developments and similar matters. The statements contained in this Management's Discussion and Analysis that are not historical information, are forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The operations, performance and development of the Corporation's business are subject to risks and uncertainties which may cause actual results to differ materially from those contained in or supported by the forward looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Corporation's business include the following: changes in property and casualty reserves; catastrophe losses; premium and investment growth; product pricing environment; availability of credit; changes in government regulation; performance of financial markets; fluctuations in interest rates; availability and pricing of reinsurance; litigation and administrative proceedings; rating agency actions; acts of war and terrorist activities; ability of Ohio Casualty to retain business acquired from the Great American Insurance Company; ability to achieve targeted expense savings; changes in estimated future cash flows and related impairment charges for the agent relationships intangible asset; ability to achieve premium targets and profitability goals; and general economic and market conditions.



consolidated balance sheets...

December 31 (In thousands, except per share data)	2002	2001	2000
Assets			
Investments, at fair value:			
Fixed maturities:	**$ 3,139,774**	$ 2,772,104	$ 2,513,654
(Cost: $2,967,504; $2,729,998; $2,470,375)			
Equity securities	**312,537**	488,988	754,919
(Cost: $92,574; $110,206; $168,779)			
Short-term investments	**49,839**	54,785	59,679
Total investments	**3,502,150**	3,315,877	3,328,252
Cash	**12,384**	37,499	30,365
Premiums and other receivables, net of allowance for bad debts of $4,300, $8,400, and $10,700, respectively	**324,759**	341,986	357,108
Deferred policy acquisition costs	**181,276**	166,759	175,071
Property and equipment, net of accumulated depreciation of $145,863, $133,213, and $122,040, respectively	**97,798**	99,810	91,259
Reinsurance recoverable	**419,870**	237,688	148,633
Agent relationships, net of accumulated amortization of $34,100, $36,310, and $25,013, respectively	**161,323**	241,022	263,379
Interest and dividends due or accrued	**45,961**	43,319	38,227
Deferred income taxes	**2,411**	–	–
Other assets	**31,062**	40,659	57,071
Total assets	**$ 4,778,994**	$ 4,524,619	$ 4,489,365
Liabilities			
Insurance reserves:			
Losses	**$ 1,978,743**	$ 1,746,828	$ 1,627,568
Loss adjustment expenses	**454,907**	403,894	375,951
Unearned premiums	**668,707**	666,739	696,513
Debt	**198,288**	210,173	220,798
Deferred income taxes	**–**	3,124	65,613
Other liabilities	**419,646**	413,829	386,331
Total liabilities	**3,720,291**	3,444,587	3,372,774
Shareholders' Equity			
Common stock, $.125 par value			
Authorized shares: 150,000			
Issued shares: 72,418; 94,418; 94,418	**9,052**	11,802	11,802
Additional paid-in capital	**–**	4,152	4,180
Common stock purchase warrants	**21,138**	21,138	21,138
Accumulated other comprehensive income	**246,160**	274,359	409,904
Retained earnings	**936,687**	1,221,447	1,122,867
Treasury stock, at cost:			
(Shares: 11,693; 34,312; 34,346)	**(154,334)**	(452,866)	(453,300)
Total shareholders' equity	**1,058,703**	1,080,032	1,116,591
Total liabilities and shareholders' equity	**$ 4,778,994**	$ 4,524,619	$ 4,489,365

See Notes to Consolidated Financial Statements.

consolidated statements of income...

Year ended December 31 (In thousands, except per share data)	2002	2001	2000
Premiums and finance charges earned	**$ 1,450,467**	$ 1,506,678	$ 1,533,998
Investment income less expenses	**207,133**	212,385	205,062
Investment gains (losses) realized, net	**45,192**	182,940	(2,391)
Total revenues	**1,702,792**	1,902,003	1,736,669
Losses and benefits for policyholders	**902,731**	1,001,590	1,116,271
Loss adjustment expenses	**227,081**	202,444	177,894
General operating expenses	**108,651**	111,833	103,912
Amortization of agent relationships	**10,189**	11,297	11,715
Write-down of agent relationships	**69,510**	10,966	45,971
Early retirement charge	**-**	6,016	-
New Jersey renewal obligation transfer fee	**-**	40,600	-
Amortization of deferred policy acquisition costs	**376,223**	375,650	394,515
Depreciation expense	**11,164**	10,220	12,308
Amortization of software	**3,949**	4,999	3,785
Total expenses	**1,709,498**	1,775,615	1,866,371
Income (loss) before income taxes	**(6,706)**	126,388	(129,702)
Income tax (benefit) expense:			
Current	**(13,885)**	17,311	(9,850)
Deferred	**8,070**	10,497	(40,603)
Total income tax (benefit) expense	**(5,815)**	27,808	(50,453)
Net income (loss)	**$ (891)**	$ 98,580	$ (79,249)
Average shares outstanding - basic	**60,494**	60,076	60,075
Average shares outstanding - diluted	**61,284**	60,209	60,075
Earnings per share - basic and diluted Net income (loss), per share	**$ (0.01)**	$ 1.64	$ (1.32)

See Notes to Consolidated Financial Statements.

consolidated statements of shareholders' equity...

(In thousands, except per share data)	Common stock	Additional paid-in capital	Common stock purchase warrants	Accumulated other comprehensive income	Retained earnings	Treasury stock	Total shareholders' equity
Balance, December 31, 1999	$ 11,802	$ 4,286	$ 21,138	$ 329,354	$ 1,237,562	$ (453,155)	$ 1,150,987
Net loss					(79,249)		(79,249)
Net change in unrealized gain, net of deferred income tax expense of $43,374				80,550			80,550
Comprehensive income							1,301
Net forfeiture of treasury stock (11 shares)		(106)				(145)	(251)
Cash dividends paid ($.59 per share)					(35,446)		(35,446)
Balance, December 31, 2000	$ 11,802	$ 4,180	$ 21,138	$ 409,904	$ 1,122,867	$ (453,300)	$ 1,116,591
Net income					98,580		98,580
Net change in unrealized gain, net of deferred income tax benefit of $72,986				(135,545)			(135,545)
Comprehensive loss							(36,965)
Net forfeiture of treasury stock (34 shares)		(28)				434	406
Balance, December 31, 2001	$ 11,802	$ 4,152	$ 21,138	$ 274,359	$ 1,221,447	$ (452,866)	$ 1,080,032
Net income					(891)		(891)
Net change in unrealized gain, net of deferred income tax benefit of $10,029				(18,626)			(18,626)
Minimum pension liability, net of tax $5,155				(9,573)			(9,573)
Comprehensive loss							(29,090)
Net issuance of treasury stock (619 shares)		(124)			(272)	8,157	7,761
Retirement of treasury stock (22,000 shares)	(2,750)	(4,028)			(283,597)	290,375	–
Balance, December 31, 2002	**$ 9,052**	**$ –**	**$ 21,138**	**$ 246,160**	**$ 936,687**	**$ (154,334)**	**$ 1,058,703**

See Notes to Consolidated Financial Statements.

consolidated statements of cash flows...

Year ended December 31 (In thousands)	2002	2001	2000
Cash Flows from Operating Activities:			
Net income (loss)	$ (891)	$ 98,580	$ (79,249)
Adjustments to reconcile net income (loss) to cash from operations:			
Changes in:			
Insurance reserves	284,896	117,429	66,178
Income taxes	2,935	31,951	(36,193)
Premiums and other receivables	17,227	15,122	9,094
Deferred policy acquisition costs	(14,517)	8,312	2,674
Reinsurance recoverable	(182,183)	(89,055)	(9,612)
Other assets	2,458	2,967	80,105
Other liabilities	(12,429)	35,452	(8,938)
Amortization and write-down of agent relationships	79,699	22,357	57,686
Depreciation and amortization	16,240	9,978	15,510
Investment (gains) losses	(45,192)	(182,940)	2,391
Net cash provided by operating activities	148,243	70,153	99,646
Cash Flows from Investing Activities:			
Purchase of securities:			
Fixed income	(1,249,160)	(1,571,538)	(1,131,406)
Equity	(19,498)	(55,446)	(80,375)
Proceeds from sales of securities:			
Fixed income	948,300	1,215,596	990,390
Equity	100,947	298,659	54,817
Proceeds from maturities and calls of securities:			
Fixed income	62,399	77,542	57,930
Equity	–	–	10,200
Property and equipment:			
Purchases	(17,040)	(22,940)	(9,511)
Sales	366	764	4,423
Net cash used in investing activities	(173,686)	(57,363)	(103,532)
Cash Flows from Financing Activities:			
Debt:			
Proceeds from the issuance of convertible notes	201,250	–	–
Payments	(205,629)	(10,625)	(20,648)
Payment for deferred financing costs	(400)	–	–
Payment of issuance costs	(7,337)	–	–
Proceeds from exercise of stock options	7,498	75	67
Dividends paid to shareholders	–	–	(35,446)
Net cash used in financing activities	(4,618)	(10,550)	(56,027)
Net increase (decrease) in cash and cash equivalents	(30,061)	2,240	(59,913)
Cash and cash equivalents, beginning of year	92,284	90,044	149,957
Cash and cash equivalents, end of year	$ 62,223	$ 92,284	$ 90,044
Additional disclosures:			
Interest and related fees paid	$ 14,887	$ 14,271	$ 15,953
Income taxes refunded	(7,024)	(1,549)	(14,248)

See Notes to Consolidated Financial Statements.

notes to consolidated financial statements...

(All dollar amounts in thousands, except share data, unless otherwise stated)

NOTE 1 — Summary of Significant Accounting Policies

A. Nature of Business

Ohio Casualty Corporation (the Corporation) is the holding company of The Ohio Casualty Insurance Company, which is one of six property-casualty companies that make up Ohio Casualty Group (the Group), whose primary products consist of insurance for personal auto, commercial property, homeowners, commercial auto, workers' compensation and other miscellaneous lines. The Group operates through the independent agency system in over 40 states, with 29.8% of its 2002 net premiums written generated in the states of New Jersey (12.5%), Ohio (9.4%), and Pennsylvania (7.9%).

B. Principles of Consolidation

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States and include the accounts of Ohio Casualty Corporation and its subsidiaries (The Ohio Casualty Insurance Company, West American Insurance Company, Ohio Security Insurance Company, American Fire and Casualty Company, Avomark Insurance Company, and Ohio Casualty of New Jersey, Inc.). Certain reclassifications have been made to prior years to conform to the current year's presentation. All significant inter-company transactions have been eliminated.

C. Investments

Investment securities are classified upon acquisition into one of the following categories:

(1) held to maturity securities

(2) trading securities

(3) available-for-sale securities

At December 31, 2002, all of the Corporation's investments are held as available-for-sale securities. Available-for-sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of deferred tax. Equity securities are carried at quoted market values and include nonredeemable preferred stocks and common stocks. Fair values of fixed maturities and equity securities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available.

The Corporation regularly evaluates all investments based on current economic conditions, credit loss experience and other specific developments. The Corporation monitors the difference between the cost and estimated fair value of investments to determine whether a decline in value is temporary or other than temporary in nature. The assessment of whether a decline in fair value is considered temporary or other than temporary includes management's judgement as to the financial position and future prospects of the entity issuing the security. If a decline in the net realizable value of a security is determined to be other than temporary, it is treated as a realized loss and the cost basis of the security is reduced to its estimated fair value. The Corporation follows EITF 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in accounting for the securitized financial assets of the Corporation.

Short-term investments include securities with original maturities of 90 days or less and are stated at fair value, which approximates cost.

Realized gains or losses on disposition of investments are determined on the basis of the cost of specific investments sold.

D. Premiums

Property and casualty insurance premiums are earned principally on a monthly pro rata basis over the term of the policy; the premiums applicable to the unexpired terms of the policies are included in unearned premium reserve. Premiums receivable represents amounts due on insurance policies. The premiums receivable balance is presented net of allowances determined by management.

E. Deferred Policy Acquisition Costs

Acquisition costs incurred at policy issuance net of applicable reinsurance ceding commissions are deferred and amortized over the term of the policy. Acquisition costs deferred consist of commissions, brokerage fees, salaries and benefits, and other underwriting expenses to include allocations for inspections, taxes, rent and other expenses which vary directly with the acquisition of insurance contracts. Periodically, an analysis of the deferred policy acquisition costs is performed in relation to the expected recognition of revenues including investment income to determine if any deficiency exists. No deficiencies have been indicated in the periods presented.

F. Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally on the straight-line method over the estimated lives of the assets. Buildings are depreciated over an estimated useful life of 32 years, furniture and equipment over a three to seven year life.

G. Internally Developed Software

In accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Corporation capitalizes costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. Costs such as maintenance, training, data conversion, overhead and general and administrative are expensed as incurred. Management believes the expected future cash flows of the asset exceed the carrying value. The expected future cash flows are determined using various assumptions and estimates, changes in these assumptions could result in an impairment of the asset and a corresponding charge to net income. The costs associated with the software are amortized on a straight-line basis over an estimated useful life of 10 years commencing when the software is substantially complete and ready for its intended use. Unamortized software costs and accumulated amortization in the consolidated balance sheet were $50,250 and $3,655 at December 31, 2002, $41,410 and $1,035 at December 31, 2001 and $28,764 and $552 at December 31, 2000, respectively.

H. Agent Relationships

The agent relationships asset is an identifiable intangible asset acquired in connection with the 1998 Great American Insurance Company (GAI) commercial lines acquisition. The asset represents the excess of cost over the fair value of net assets acquired. Agent relationships are amortized on a straight-line basis over a twenty-five year period. Agent relationships are evaluated periodically as events or circumstances, such as cancellation of agents, indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involve significant management judgments to evaluate the capacity of an acquired agent relationship to perform within projections. If future undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss will be recognized (See Note 15 for further details).

I. Loss Reserves

The reserves for unpaid losses and loss adjustment expenses are based on estimates of ultimate claim costs, including claims incurred but not reported, salvage and subrogation and inflation without discounting. Reserves are reviewed quarterly using generally accepted actuarial techniques, and any resulting adjustments are reflected in earnings currently. The estimates are based on future rates of inflation and other factors, and accordingly there can be no assurance that the ultimate liability will not vary from such estimates.

J. Reinsurance

In the normal course of business, the Group seeks to diversify risk and reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Group records an asset as reinsurance recoverable for estimates of paid and unpaid losses, including estimates for losses incurred but not reportable, that have been ceded to reinsurers. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize exposure to significant losses from reinsurer insolvencies. To the extent that any reinsuring companies are unable to meet obligations under the agreements covering the reinsurance ceded, the Group would remain liable. Amounts recoverable from reinsurers are calculated in a manner consistent with the reinsurance contract.

K. Income Taxes

The Corporation files consolidated federal income tax returns. The Corporation records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

L. Stock Options

The Corporation accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB 25, the Corporation recognizes expense based on the intrinsic value of options. Had the Corporation adopted FAS 123 "Accounting for Stock Based Compensation," the Corporation's net income and earnings per share would have been reduced to the pro forma amounts disclosed below:

	2002	2001	2000
Net income (loss)			
As reported:	**$ (891)**	$ 98,580	$ (79,249)
Compensation expense, net of tax	**4,535**	4,178	3,208
Pro Forma:	**(5,426)**	94,402	(82,457)
Basic and diluted EPS			
As reported:	**$ (.01)**	$ 1.64	$ (1.32)
Pro Forma:	**$ (.09)**	$ 1.57	$ (1.37)

M. Insurance Assessments

The Group accrues a liability for insurance related assessments in accordance with Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." As of December 31, 2002, 2001 and 2000 the liability for these assessments was $7,405, $6,582, and $4,278, respectively.

N. Earnings Per Share

Earnings per share of common stock is presented using basic and diluted earnings per share. Basic earnings per share is calculated using the weighted average number of common stock shares outstanding during the period. Diluted earnings per share include the effect of the assumed exercise of dilutive common stock options.

O. Statement of Cash Flows

Short-term investments are comprised of highly liquid investments that are readily convertible into known amounts of cash. Such investments have maturities of 90 days or less from the date of purchase. Short-term investments are deemed to be cash equivalents.

P. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The insurance industry is subject to regulation that differs by state. A dramatic change in regulation in a given state may have a material adverse impact on the Corporation.

NOTE 2 — Investments

Investment income is summarized as follows:

	2002	2001	2000
Investment income from:			
Fixed maturities	**$207,025**	$208,042	$199,474
Equity securities	**8,634**	10,676	11,234
Short-term securities	**777**	3,188	5,352
Total investment income	**216,436**	221,906	216,060
Investment expenses	**9,303**	9,521	10,998
Net investment income	**$207,133**	$212,385	$205,062

The gross realized gains and gross realized losses from sales of available-for-sale securities were as follows:

December 31	Gross Realized Gains	Gross Realized (Losses)	Net Realized Gains (Losses)
2002	**$ 92,346**	**$ (47,154)**	**$ 45,192**
2001	202,758	(19,818)	182,940
2000	18,728	(21,119)	(2,391)

The increase in realized gains in 2002 and 2001 was due to the partial reallocation of the Corporation's equity portfolio to fixed income holdings. Significant appreciation in the equity holdings sold as part of the reallocation, contributed to the realized gains in 2002 and 2001.

Changes in unrealized gains (losses) on investments in securities are summarized as follows:

	2002	2001	2000
Unrealized gains (losses):			
Securities	**$(28,655)**	$(208,531)	$123,924
Deferred tax	**10,029**	72,986	(43,374)
Net unrealized gains (losses)	**$(18,626)**	$(135,545)	$ 80,550

The amortized cost and estimated fair values of investments in debt and equity securities are as follows:

2002	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Securities:				
U.S. Government	**$ 26,121**	**$ 2,963**	**$ (2)**	**$ 29,082**
States, municipalities and political subdivisions	**44,249**	**2,570**	**(31)**	**46,788**
Corporate securities	**1,778,993**	**156,045**	**(25,457)**	**1,909,581**
Mortgage-backed securities:				
U.S. Government Agency	**52,773**	**2,302**	**(2)**	**55,073**
Other	**1,065,368**	**41,057**	**(7,175)**	**1,099,250**
Total fixed maturities	**2,967,504**	**204,937**	**(32,667)**	**3,139,774**
Equity securities	**92,574**	**230,240**	**(10,277)**	**312,537**
Short-term investments	**49,839**	**-**	**-**	**49,839**
Total securities	**$3,109,917**	**$435,177**	**$(42,944)**	**$3,502,150**

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities :				
U.S. Government	$ 27,775	$ 1,611	$ (5)	$ 29,381
States, municipalities and political subdivisions	30,057	1,271	-	31,328
Corporate securities	1,577,939	47,945	(22,325)	1,603,559
Mortgage-backed securities:				
U.S. Government Agency	56,307	243	(488)	56,062
Other	1,037,920	26,649	(12,795)	1,051,774
Total fixed maturities	2,729,998	77,719	(35,613)	2,772,104
Equity securities	110,206	381,580	(2,798)	488,988
Short-term investments	54,785	-	-	54,785
Total securities	$2,894,989	$459,299	$(38,411)	$3,315,877

• • •

2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities :				
U.S. Government	$ 54,290	$ 1,530	$ (212)	$ 55,608
States, municipalities and political subdivisions	78,049	1,322	(128)	79,243
Corporate securities	1,233,418	40,427	(18,994)	1,254,851
Mortgage-backed securities:				
U.S. Government Agency	25,764	199	(136)	25,827
Other	1,078,854	26,388	(7,117)	1,098,125
Total fixed maturities	2,470,375	69,866	(26,587)	2,513,654
Equity securities	168,779	598,840	(12,700)	754,919
Short-term Investments	59,679	-	-	59,679
Total securities	$2,698,833	$668,706	$(39,287)	$3,328,252

The following table summarizes, for all securities in an unrealized loss position, the gross unrealized loss by length of time the securities have continuously been in an unrealized loss position at December 31, 2002:

	Amortized Cost	Fair Value	Unrealized Loss
Fixed maturities:			
0-6 months	$178,279	$167,589	$(10,690)
7-12 months	54,514	51,168	(3,346)
Greater than 12 months	153,490	134,859	(18,631)
Total	$386,283	$353,616	$(32,667)

	Cost	Fair Value	Unrealized Loss
Equities			
0-6 months	$28,885	$26,612	$ (2,273)
7-12 months	13,379	11,122	(2,257)
Greater than 12 months	21,733	15,986	(5,747)
Total	$63,997	$53,720	$(10,277)

Certain securities were determined to have other than temporary declines in market value and were written down through realized investment losses. The before-tax realized loss was impacted by the write-down of securities for other than temporary declines in market value by $10,891, $11,951, and $16,720 in 2002, 2001 and 2000, respectively.

Gross gains of $15,716, $39,821 and $14,179 and gross losses of $40,909, $35,160 and $35,858 were realized on the sales of debt securities in 2002, 2001 and 2000, respectively.

The Group is required to hold investments on deposit with regulatory authorities in various states. As of December 31, 2002, 2001 and 2000, these investments had a fair value of $59,007, $55,222, and $50,863, respectively.

The amortized cost and estimated fair value of debt securities at December 31, 2002, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 12,047	$ 11,712
Due after one year through five years	378,683	405,360
Due after five years through ten years	978,118	1,054,139
Due after ten years	480,515	514,240
Mortgage-backed securities:		
U.S. Government Agency	52,773	55,073
Other	1,065,368	1,099,250
Total fixed maturities	$2,967,504	$3,139,774

NOTE 3 – Fair Value of Financial Instruments

The carrying amounts of the Corporation's financial instruments includes cash and short-term investments which approximate fair value at December 31, 2002, 2001 and 2000. The Corporation believes that the fair value of notes payable for 2001 and 2000 approximates the carrying value due to the market based variable interest rates associated with the debt. The fair value of the convertible debt is based on quoted market prices and was $186,492 million at December 31, 2002, compared to the carrying value of $198,288.

NOTE 4 — Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs are summarized as follows:

	2002	2001	2000
Deferred, January 1	$166,759	$175,071	$177,745
Additions:			
Commissions and brokerage	254,523	237,435	249,940
Salaries and employee benefits	57,652	57,559	61,067
Other	78,565	72,344	80,834
Deferral of expense	390,740	367,338	391,841
Amortization to expense	376,223	375,650	394,515
Deferred, December 31	$181,276	$166,759	$175,071

NOTE 5 — Income Tax

The effective income tax rate is less than the statutory corporate tax rate of 35% for 2002, 2001 and 2000 for the following reasons:

	2002	2001	2000
Tax at statutory rate	$(2,347)	$ 44,236	$(45,396)
Tax exempt interest	(852)	(875)	(5,578)
Dividends received deduction (DRD)	(2,187)	(2,677)	(1,399)
Proration of DRD and tax exempt interest	229	275	1,012
Loss on disposition of subsidiary stock	-	(16,100)	-
Other	(658)	2,949	908
Actual tax expense (benefit)	$(5,815)	$ 27,808	$(50,453)

The loss on disposition of subsidiary stock in 2001 was a non-recurring tax benefit related to the sale of a minority interest in stock of the Ohio Casualty of New Jersey, Inc. subsidiary.

On December 31, 2002, the Corporation had net operating loss carryforwards of $22,110, which originated in 2000. The carryforwards will expire, if unused, in 2020.

The components of the net deferred tax asset (liability) were as follows:

	2002	2001	2000
Unearned premium proration	$ 34,138	$ 34,260	$ 36,640
Accrued expenses	35,526	39,228	42,515
NOL and AMT carryforward	22,634	9,612	23,250
Postretirement benefits	35,850	33,873	32,905
Discounted loss and loss expense reserves	74,991	85,579	80,647
Total deferred tax assets	203,139	202,552	215,957
Deferred policy acquisition costs	(63,447)	(58,366)	(61,275)
Unrealized gains on investments	(137,281)	(147,310)	(220,295)
Total deferred tax liabilities	(200,728)	(205,676)	(281,570)
Net deferred tax asset (liability)	$ 2,411	$ (3,124)	$ (65,613)

The Corporation is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. Management has determined that no such valuation allowance is necessary.

NOTE 6 — Employee Benefits

The Corporation has a non-contributory defined benefit retirement plan, a contributory health care plan, a life and disability insurance plan and a savings plan covering substantially all employees. A short-term disability plan was implemented in 2002. Benefit expenses are as follows:

	2002	2001	2000
Employee benefit costs:			
Pension plan	$ 159	$(3,826)	$(2,816)
Health care	18,160	15,569	16,718
Life and disability insurance	1,743	773	741
Savings plan	2,835	2,867	2,787
Total	$22,897	$15,383	$17,430

The pension cost (benefit) is determined as follows:

	2002	2001	2000
Service cost earned during the year	$ 6,662	$ 6,334	$ 6,556
Interest cost on projected benefit obligation	17,951	17,359	17,167
Expected return on plan assets	(22,914)	(24,010)	(23,348)
Amortization of unrecognized net asset	(1,735)	(2,946)	(2,946)
Amortization of accumulated gains	-	(762)	(444)
Amortization of unrecognized prior service cost	195	199	199
Net pension cost (benefit)	$ 159	$ (3,826)	$ (2,816)

Changes in the benefit obligation during the year:

	2002	2001	2000
Benefit obligation at beginning of year	$247,613	$224,556	$229,094
Service cost	6,662	6,334	6,556
Interest cost	17,951	17,359	17,167
Actuarial loss (gain)	15,124	6,352	(12,176)
Benefits paid	(16,531)	(16,020)	(16,085)
Amendments	54	-	-
Curtailments	-	9,032	-
Benefit obligation at end of year	$270,873	$247,613	$224,556

Changes in pension plan assets during the year:

	2002	2001	2000
Fair value of plan assets at beginning of year	$257,119	$273,469	$277,588
Actual return on plan assets	(5,709)	(1,319)	11,850
Benefits paid	(16,309)	(15,031)	(15,969)
Fair value of plan assets at end of year	$235,101	$257,119	$273,469

Pension plan funding at December 31:

	2002	2001	2000
Funded status	$(35,772)	$ 9,506	$48,913
Unrecognized net gain (loss)	(40,523)	3,284	37,558
Unrecognized net assets	-	1,735	5,892
Unrecognized prior service cost	(1,531)	(1,672)	(1,896)
Accrued pension asset	$ 6,282	$ 6,159	$ 7,359
Expected long-term return on plan assets	8.50%	8.50%	9.00%
Discount rate on plan benefit obligations	7.00%	7.50%	8.00%
Expected future rate of salary increases	4.00%	5.25%	5.25%

For the Company's defined benefit plan, the fair value of plan assets was less than the accumulated benefit obligation as of October 1, 2002, resulting in the recognition of a minimum pension liability of approximately $16.2 million of which $1.5 million is recognized as an intangible asset. The remaining $14.7 million before tax represents other comprehensive loss reported in the December 31, 2002 Statement of Shareholders' Equity. As of December 31, 2001 and 2000, the fair value of plan assets exceeded the accumulated benefit obligation for the plan.

Pension benefits are based on credited service years and final average compensation for the five consecutive calendar years of highest salary during the last ten years of service immediately prior to termination or retirement or, if greater, the average annual compensation paid during the 60 consecutive month period immediately preceding termination or retirement. Such retirement benefits are calculated considering the individual's Social Security covered compensation. The pension plan measurement date is October 1, 2002, 2001 and 2000. Plan assets at December 31, 2002 include $17,314 of the Corporation's common stock at market value compared to $27,142 and $18,066 at December 31, 2001 and 2000, respectively. The Plan holds 1,336,964, 1,684,464 and 1,684,464 shares of the Corporation's common stock at December 31, 2002, 2001 and 2000, respectively. Plan assets also include investments in mutual funds, common stock, corporate bonds, common/collective trusts, separate accounts, U.S. government securities and other investments.

The Corporation's postretirement benefit cost at December 31:

	2002	2001	2000
Service cost	$ 2,821	$1,946	$2,333
Interest cost	7,580	6,703	6,563
Amortization of unrecognized prior service costs	174	215	240
Net periodic postretirement benefit cost	$10,575	$8,864	$9,136

Changes in the postretirement benefit obligation during the year:

	2002	2001	2000
Benefit obligation at beginning of year	$ 85,160	$86,973	$92,239
Service cost	2,821	1,946	2,333
Interest cost	7,580	6,703	6,563
Plan participants' contributions	(5,935)	(5,361)	(5,719)
Increase due to actuarial loss (gain), change in discount rate, or other assumptions	18,607	(5,101)	(8,443)
Benefit obligation at end of year	$108,233	$85,160	$86,973

Accrued postretirement benefit liability at December 31:

	2002	2001	2000
Accumulated postretirement benefit obligation	$108,233	$85,160	$86,973
Unrecognized net (loss) gain	(4,414)	9,116	8,847
Unrecognized prior service (cost) benefit	(1,392)	2,505	(1,806)
Accrued postretirement benefit liability	$102,427	$96,781	$94,014

Postretirement benefit weighted average rate assumptions at January 1:

	2002	2001	2000
Medical trend rate	10%	8%	8%
Dental trend rate	5%	5%	5%
Ultimate health care trend rate	5%	5%	5%
Discount rate	7.00%	7.50%	8.00%

The above medical trend rates for 2002, 2001 and 2000 were assumed to decrease to the ultimate rate of 5% in nine years. The postretirement benefit plan measurement date is January 1 for 2002, 2001 and 2000.

Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of

December 31, 2002 by approximately $14,622 and increase the postretirement benefit cost for 2002 by $1,753. Likewise, decreasing the assumed health care cost trend by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $12,882 and decrease the postretirement benefit cost for 2002 by $1,500.

The Corporation's health care plan is a predominately managed care plan. Retired employees continue to be eligible to participate in the health care and life insurance plans. Employee contributions to the health care plan have been established as a flat dollar amount with periodic adjustments as determined by the Corporation. The health care plan is unfunded. Benefit costs are accrued based on actuarial projections of future payments. There are approximately 3,000 active employees and 1,710 retired employees covered by these plans.

During the second quarter of 2001, the Corporation adopted a special early retirement program. The special early retirement program was available to approximately 330 employees. Of the employees eligible to retire under the program, 147 accepted. The special early retirement program resulted in a one-time before-tax charge of $6,016, or $3,971 after tax to 2001 results.

Employees may contribute a percentage of their compensation to a savings plan. A portion of employee contributions is matched by the Corporation and invested based upon the investment direction chosen by the employee. The Corporation contributed $2,761, $2,813 and $2,802 in 2002, 2001 and 2000, respectively for the employee match.

NOTE 7 - Stock Options and Warrants

The Corporation has several incentive programs that are utilized to facilitate the Corporation's long-term financial success which are described below. The Corporation is authorized under provisions of the 1999 Broad-based Employee Stock Option Plan to grant options to purchase 1,500,000 shares of the Corporation's common stock to full time employees and certain part time employees at a price not less than the fair market value of the shares on dates the options are granted. The 2002 Stock Incentive Plan was established by the Corporation and is available to Officers and Directors of the Corporation. Concurrent with the establishment of the 2002 Stock Incentive Plan, the remaining options available for grant under the 1993 Stock Incentive Program were rolled over to the 2002 plan. Shares authorized for grant under the 2002 plan total 3,000,000 plus the shares transferred from the 1993 Stock Incentive Program which total 327,458. Options are no longer available to grant under the 1993 plan.

The options granted under the 2002 program may be either incentive or nonqualified options as defined by the Internal Revenue Code; the difference in the option plans affects treatment of the options for income tax purposes by the individual employee and the Corporation. The options granted under the 1999 program are nonqualified options. The options under both plans are exercisable at any time after the vesting requirements are met. The options under the 1999 plan are nontransferable whereas the options under the 2002 plan are transferable pending certain conditions as defined in the plan documents. Option expiration dates are ten years from the grant date. Options vest under the 1999 plan at 50% per year for two consecutive years from the date of the grant. Vesting under the 2002 plan ranges from six months to three years. The options also have accelerated vesting periods for participant retirement, death, or disability, subject to a holding period of twelve months for the 1999 program. The holding period for the 2002 plan is three months for retirement and twelve months for death or disability.

As of December 31, 2002, there are 172,550 and 3,148,109 remaining options available to be granted for the 1999 and 2002 Stock Incentive Programs, respectively.

In addition, the 2002 Stock Incentive Program provides for the grant of Stock Appreciation Rights. Stock Appreciation Rights provide the recipient with the right to receive payment in cash or stock equal to appreciation in value of the optioned stock from the date of grant in lieu of exercise of the stock options held. At December 31, 2002, there were no outstanding stock appreciation rights.

In 2002, 2001 and 2000, the Corporation also granted stock options to purchase 400,000, 600,000 and 570,000 shares, respectively, of the Corporation's common stock to key executive employees and directors. The options were granted in accordance with Market Place Rules available under NASDAQ Stock Market regulations. The options were granted as either incentive options or nonqualified options. Option expiration dates are ten years from the grant date. The stock options granted vest at either 50% per year for two consecutive years, or at 33% per year for three consecutive years.

The following table summarizes information about the stock-based compensation plan as of December 31, 2002, 2001 and 2000, and changes that occurred during the year:

•••

	2002		2001		2000	
	Shares (000)	**Weighted-Avg Exercise Price**	Shares (000)	Weighted-Avg Exercise Price	Shares (000)	Weighted-Avg Exercise Price
Outstanding						
Beginning of year	**4,230**	**$12.87**	3,212	$13.91	1,324	$20.28
Granted	**1,088**	**15.85**	1,352	10.96	2,679	12.05
Exercised	**(611)**	**12.42**	(34)	12.27	-	
Forfeited	**(216)**	**17.83**	(300)	15.56	(791)	18.25
Outstanding end of year	**4,491**	**$13.40**	4,230	$12.87	3,212	$13.91
Options exercisable at year end	**2,479**	**$13.41**	1,690	$14.64	590	$19.28
Avg Remaining Contractual Life	**8.00 yrs**		8.37 yrs		8.73 yrs	
Weighted-Avg fair Value of options *Granted during* the year	**$8.36**		$5.73		$3.15	

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2002:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices Per Share	Shares (000)	Weighted - Avg Remaining Contractual Life (Yrs.)	*Weighted - Avg* Exercise Price	Shares (000)	*Weighted - Avg* Exercise Price
$8.60 - $8.60	12	8.31	$ 8.60	12	$ 8.60
$8.99 - $8.99	594	8.42	8.99	188	8.99
$9.19 - $11.20	635	8.21	10.18	345	10.01
$11.46 - $11.46	10	8.46	11.46	3	11.46
$12.38 - $12.38	1,189	7.16	12.38	1,190	12.38
$12.82 - $13.26	563	9.31	13.21	131	13.13
$13.45 - $16.51	592	8.70	14.99	171	14.64
$17.06 - $17.70	474	8.57	17.67	49	17.42
$18.42 - $23.47	410	6.14	20.68	378	20.83
$23.63 - $23.63	12	5.41	23.63	12	23.63
$8.60 - $23.63	4,491	8.00	$13.40	2,479	$13.41

Under the provision of FAS 123 the Corporation is required to estimate on the date of grant the fair value of each option using an option-pricing model. Accordingly, the Black-Scholes option pricing model is used with the following weighted-average assumptions: dividend yield of 1.8% for 2002, 1.8% for 2001 and 4.5% for 2000, expected volatility of 54.98% for 2002, 53.01% for 2001 and 31.1% for 2000, risk free interest rate of 4.74% for 2002, 5.10% for 2001 and 5.87% for 2000, and expected life of eight years. Had the Corporation adopted FAS 123, *the amount of before-tax compensation expense that would have been* recognized in 2002, 2001 and 2000 was $6,193, $5,795 and $4,367, respectively. The Corporation's net income and earnings per share would have been reduced to the pro forma amounts disclosed below:

		2002	2001	2000
Net income (loss)	As Reported:	**$ (891)**	$98,580	$(79,249)
	Pro Forma:	**(5,426)**	$94,402	$(82,457)
Basic and diluted earnings per share				
	As Reported:	**$ (.01)**	$ 1.64	$ (1.32)
	Pro Forma:	**$ (.09)**	$ 1.57	$ (1.37)

In connection with the 1998 acquisition of substantially all of the Commercial *Lines Division of Great American Insurance Companies (GAI), an insurance subsidiary* of the American Financial Group, Inc. (AFG), the Corporation issued warrants to AFG to purchase six million shares of Ohio Casualty Corporation common stock. The war*rants provide for the purchase of the Corporation's common stock at $22.505 per* share and expire in November 2003. The warrants may be settled through physical or net share settlement and thus have been recorded as equity in the financial statements at their estimated fair value. Estimated fair value was determined based on a third party appraisal of the warrants.

NOTE 8 — Reinsurance

A reconciliation of direct to net premiums, on both a written and earned basis and a reconciliation of incurred losses is as follows:

	Direct	Assumed	Ceded	Net
2002				
Premiums written	**$1,536,098**	**$ 16,308**	**$(103,778)**	**$1,448,628**
Premiums earned	**1,535,912**	**14,526**	**(100,062)**	**1,450,377**
Losses incurred	**1,081,237**	**28,329**	**(206,835)**	**902,731**
2001				
Premiums written	$1,551,030	$ 15,139	$ (93,984)	$1,472,185
Premiums earned	1,510,859	84,984	(89,664)	1,506,179
Losses incurred	959,334	149,800	(107,544)	1,001,590
2000				
Premiums written	$1,419,054	$208,021	$(121,682)	$1,505,393
Premiums earned	1,341,864	314,080	(122,923)	1,533,021
Losses incurred	919,305	235,716	(38,750)	1,116,271

The following components of the reinsurance recoverable asset are:

	2002	2001	2000
Reserve for unearned premiums	**$ 43,397**	$ 39,681	$ 35,361
Reserve for losses	**331,400**	151,111	83,897
Reserve for loss adjustment expenses	**23,527**	17,626	12,291
Allowance for reinsurance recoverable	**(530)**	-	-
Reinsurance recoveries on paid losses	**22,076**	29,270	17,084
Reinsurance recoverable	**$419,870**	$237,688	$148,633

NOTE 9 — Other Contingencies and Commitments

Annuities are purchased from other insurers to pay certain claim settlements. These payments are made directly to the claimants; should such insurers be unable to meet their obligations under the annuity contracts, the Group would be liable to claimants for the remaining amount of annuities. The claim reserves are presented net of the related annuities on the Corporation's balance sheet. The total amount of unpaid annuities was $20,438, $21,509 and $22,505 at December 31, 2002, 2001 and 2000, respectively.

The Corporation leases many of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2007 and provide for renewal options ranging from one to five years. The leases provide for increases in future minimum annual rental payments based on such measures as defined increases in the Consumer Price Index, increases in operating expenses, and pre-negotiated rates. Also, the agreements generally require the Corporation to pay executory costs (utilities, real estate taxes, insurance, and repairs). Lease expense and related items totaled $5,770, $6,500, and $5,900 during 2002, 2001 and 2000, respectively.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year Ending December 31	Amount
2003	$ 5,374
2004	3,838
2005	1,120
2006	1,038
2007	74
Total rental payments	$11,444

Total minimum lease payments do not include contingent rentals that may be paid under certain leases because of use in excess of specified amounts. Contingent rental payments were not significant in 2002, 2001, or 2000.

In the fourth quarter of 2001, Ohio Casualty of New Jersey, Inc. (OCNJ) entered into an agreement to transfer its obligations to renew private passenger auto business in New Jersey to Proformance Insurance Company (Proformance). The transaction effectively exited the Group from the New Jersey private passenger auto market. The Group continues to write private passenger auto in other markets. Under the terms of the transaction, the Group member OCNJ agreed to pay Proformance $40,600 to assume its renewal obligations. The amount was taken as a charge in the fourth quarter of 2001 with payments made over the course of twelve months beginning in early 2002. The contract stipulates that a premiums-to-surplus ratio of 2.5 to 1 must be maintained on the transferred business during the next three years. If this criteria is not met, OCNJ will have a contingent liability of up to $15,600 to be paid to Proformance to maintain this premiums-to-surplus ratio. As of December 31, 2002, the Group has evaluated the contingency based upon financial data provided by Proformance. The Group has concluded that it is not probable the liability will be incurred and, therefore, has not recognized a liability in the financial statements. The Group will continue to monitor the contingency for any future liability recognition.

In the normal course of business, the Corporation and its subsidiaries are involved in lawsuits related to their operations. In each of the matters, the Corporation believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or financial condition of the Corporation.

NOTE 10 — Losses and Loss Reserves

The following table presents a reconciliation of liabilities for losses and loss adjustment expenses:

	2002	2001	2000
Balance as of January 1, net of reinsurance recoverables of $168,737, $96,188 and $85,126	**$1,981,985**	$1,907,331	$1,823,329
Incurred related to:			
Current year	**1,045,361**	1,145,545	1,237,319
Prior years	**84,451**	58,489	56,846
	1,129,812	1,204,034	1,294,165
Paid related to:			
Current year	**423,634**	520,232	596,114
Prior years	**608,909**	609,148	614,049
Total paid	**1,032,543**	1,129,380	1,210,163
Balance as of December 31, net of reinsurance recoverables of $354,396, $168,737 and $96,188	**$2,079,254**	$1,981,985	$1,907,331

• • •

The 2002, 2001 and 2000 incurred loss and loss adjustment expenses for prior years changed due to an increase in severity as losses developed. For the year 2002, this was concentrated in the general liability and commercial auto product lines of the Commercial Lines operating segment and in personal auto product line of the Personal Lines operating segment. Approximately $62,200 before tax was recognized in the third quarter of 2002 which relates primarily to increased severity on construction defect claims. The 2001 change was concentrated in the workers' compensation and general liability product lines whereas the 2000 change was concentrated primarily in the workers' compensation and general liability product lines. These developments have been considered in establishing the December 31, 2002 loss and loss adjustment expense reserves reflected on the balance sheet.

The following table presents before-tax catastrophe losses incurred and the respective impact on the statutory loss ratio:

	2002	2001	2000
Incurred losses	**$20,826**	$34,577	$36,181
Statutory loss ratio effect	**1.4%**	2.3%	2.4%

In 2002, 2001 and 2000 there were 25, 19 and 24 catastrophes, respectively. The largest catastrophe in each year was $7,500, $17,800 and $7,095 in incurred losses. Additional catastrophes with over $1,000 in incurred losses numbered six, four and nine in 2002, 2001 and 2000. The additional catastrophes with over $1,000 in incurred losses in 2001 included $3,000 net of reinsurance losses related to the September 11, 2001 terrorist attacks.

The effect of catastrophes on the Corporation's results cannot be accurately predicted. As such, severe weather patterns, acts of war or terrorist activities could have a material adverse impact on the Corporation's results.

Inflation has historically affected operating costs, premium revenues and investment yields as business expenses have increased over time. The long-term effects of inflation are considered when estimating the ultimate liability for losses and loss adjustment expenses. The liability is based on historical loss development trends which are adjusted for anticipated changes in underwriting standards, policy provisions and general economic trends. It is not adjusted to reflect the effect of discounting.

Reserves for asbestos-related illnesses and toxic waste cleanup claims cannot be estimated with traditional loss reserving techniques. In establishing liabilities for claims for asbestos-related illnesses and for toxic waste cleanup claims, management considers facts currently known and the current state of the law and coverage litigation. However, given the expansion of coverage and liability by the courts and the legislatures in the past and the possibilities of similar interpretations in the future, there is uncertainty regarding the extent of remediation. Accordingly, additional liability could develop. Estimated asbestos and environmental reserves are composed of case reserves, incurred but not reported reserves and reserves for loss adjustment expense. For 2002, 2001 and 2000, respectively, total case, incurred but not reported and loss adjustment expense reserves were $64,286, $53,497 and $42,813. Asbestos reserves were $35,870, $31,792 and $15,921 and environmental reserves were $28,416, $21,705 and $26,892 for those respective years. The increase in 2001 asbestos reserves related to additional claim development.

NOTE 11 — Earnings Per Share

Basic and diluted earnings per share are summarized as follows:

	2002	2001	2000
Net income (loss)	**$ (891)**	$98,580	$ (79,249)
Average common shares outstanding - basic	**60,494**	60,076	60,075
Basic income (loss) per average share	**$ (.01)**	$ 1.64	$ (1.32)
Average common shares outstanding	**60,494**	60,076	60,075
Effect of dilutive securities	**790**	133	-
Average common shares outstanding - diluted	**61,284**	60,209	60,075
Diluted income (loss) per average share	**$ (.01)**	$ 1.64	$ (1.32)

At December 31, 2002, 6,000,000 purchase warrants and 860,860 stock options were not included in earnings per share calculations for 2002 as they were antidilutive. The convertible debt impact of 8,897,504 shares calculated based on the "if converted" method were also not included in the earnings per share calculation for 2002 as they were antidilutive.

NOTE 12 — Quarterly Financial Information (Unaudited)

2002	**First**	**Second**	**Third**	**Fourth**
Premiums and finance charges earned	**$361,007**	**$364,708**	**$356,959**	**$367,793**
Net investment income	**50,902**	**50,700**	**51,767**	**53,764**
Investment gains realized	**22,831**	**9,491**	**(5,539)**	**18,409**
Net income (loss)	**26,873**	**13,064**	**(69,935)**	**29,107**
Basic net income (loss) per share	**0.45**	**0.21**	**(1.15)**	**0.48**
Diluted net income (loss) per share	**0.44**	**0.21**	**(1.14)**	**0.48**

• • •

2001	First	Second	Third	Fourth
Premiums and finance charges earned	$383,496	$376,574	$374,327	$372,281
Net investment income	51,280	52,120	53,068	55,917
Investment gains realized	12,613	42,419	71,033	56,875
Net income (loss)	(4,095)	16,651	44,228	41,796
Basic net income (loss) per share	(0.07)	0.28	0.74	0.70
Diluted net income (loss) per share	(0.07)	0.28	0.73	0.69

NOTE 13 — Comprehensive Income

Other comprehensive income consists of changes in unrealized gains (losses) on securities and a minimum pension liability and are detailed below:

	2002	2001	2000
Unrealized gains (losses) arising during the period, net of taxes	$ 35,581	$ (678)	$152,472
Less: Reclassification adjustment for gains included in net income, net of taxes	54,207	134,867	71,922
Minimum pension liability, net of taxes	(9,573)	-	-
Comprehensive income (loss), net of taxes	$(28,199)	$(135,545)	$ 80,550

NOTE 14 — Segment Information

The Corporation has determined its reportable segments based upon its method of internal reporting, which was organized by product line. The property and casualty segments are Commercial Lines, Specialty Lines, and Personal Lines. These segments generate revenues by selling a wide variety of personal, commercial and surety insurance products. The Corporation also has an all other segment which derives its revenues from investment income and premium financing.

Each segment of the Corporation is managed separately. The property and casualty segments are managed by assessing the performance and profitability of the segments through analysis of industry financial measurements including statutory loss and loss adjustment expense ratios, statutory combined ratio, premiums written, premiums earned and statutory underwriting gain/loss. The following tables present this information by segment as it is reported internally to management. Asset information by reportable segment is not reported, since the Corporation does not produce such information internally.

Commercial Lines Segment	2002	2001	2000
Net premiums written	**$ 762,189**	$ 689,596	$ 721,681
% Increase (decrease)	**10.5%**	(4.4)%	0.1%
Net premiums earned	**725,633**	707,635	739,698
% Increase (decrease)	**2.5%**	(4.3)%	5.0%
Underwriting loss (before tax)	**(123,102)**	(107,828)	(215,193)
Loss ratio	**60.8%**	64.5%	78.6%
Loss expense ratio	**18.0%**	15.3%	13.2%
Underwriting expense ratio	**36.3%**	36.4%	38.2%
Combined ratio	**115.1%**	116.2%	130.0%

Specialty Lines Segment	2002	2001	2000
Net premiums written	**$ 179,879**	$ 136,085	$ 107,255
% Increase	**32.2%**	26.9%	4.6%
Net premiums earned	**158,435**	130,559	104,384
% Increase	**21.4%**	25.1%	1.7%
Underwriting gain (before tax)	**1**	9,880	19,841
Loss ratio	**39.0%**	42.0%	30.0%
Loss expense ratio	**11.0%**	10.4%	5.4%
Underwriting expense ratio	**44.1%**	38.4%	44.4%
Combined ratio	**94.0%**	90.8%	79.8%

Personal Lines Segment	2002	2001	2000
Net premiums written	**$ 506,559**	$ 646,504	$ 676,457
% Decrease	**(21.6)%**	(4.4)%	(11.4)%
Net premiums earned	**566,309**	667,985	688,939
% Decrease	**(15.2)%**	(3.0)%	(7.8)%
Underwriting loss (before tax)	**(62,008)**	(120,740)	(89,268)
Loss ratio	**70.5%**	73.4%	73.1%
Loss expense ratio	**14.0%**	12.1%	10.8%
Underwriting expense ratio	**29.6%**	33.7%	29.6%
Combined ratio	**114.1%**	119.2%	113.5%

Total Property & Casualty	2002	2001	2000
Net premiums written	**$1,448,628**	$1,472,185	$1,505,393
% Decrease	**(1.6)%**	(2.2)%	(5.1)%
Net premiums earned	**1,450,377**	1,506,179	1,533,021
% Decrease	**(3.7)%**	(1.8)%	(1.4)%
Underwriting loss (before tax)	**(185,109)**	(218,688)	(284,620)
Loss ratio	**62.2%**	66.5%	72.8%
Loss expense ratio	**15.7%**	13.4%	11.6%
Underwriting expense ratio	**34.9%**	35.4%	34.8%
Combined ratio	**112.8%**	115.3%	119.2%
Impact of catastrophe losses on combined ratio	**1.4%**	2.3%	2.4%

• • •

All Other Segment	2002	2001	2000
Revenues	**$ 1,161**	$ 8,036	$ 4,146
Expenses	**7,689**	14,159	14,366
Net loss	**$(6,528)**	$(6,123)	$(10,220)

Reconciliation of Revenues	2002	2001	2000
Net premiums earned for reportable segments	**$1,450,377**	$1,506,179	$1,533,021
Investment income	**205,794**	211,017	201,812
Realized gain (loss)	**53,011**	198,298	(5,904)
Miscellaneous income	**86**	382	444
Total property and casualty revenues (Statutory basis)	**1,709,268**	1,915,876	1,729,373
Property and casualty statutory to GAAP adjustment	**(7,637)**	(21,909)	3,150
Total revenues property and casualty (GAAP basis)	**1,701,631**	1,893,967	1,732,523
Other segment revenues	**1,161**	8,036	4,146
Total revenues	**$1,702,792**	$1,902,003	$1,736,669

Reconciliation of Underwriting Loss (before tax)	2002	2001	2000
Property and casualty underwriting loss (before tax) (Statutory basis)	**$(185,109)**	$(218,688)	$(284,620)
Statutory to GAAP adjustment	**(62,554)**	(35,091)	(28,175)
Property and casualty underwriting loss (before tax) (GAAP basis)	**(247,663)**	(253,779)	(312,795)
Net investment income	**207,133**	212,385	205,062
Realized gain (loss)	**45,192**	182,940	(2,391)
Other loss	**(11,368)**	(15,158)	(19,578)
Income (loss) from continuing operations before income taxes	**$ (6,706)**	$126,388	$(129,702)

NOTE 15 — Agent Relationships

The agent relationships asset is an identifiable intangible asset acquired in connection with the 1998 Great American Insurance Company (GAI) commercial lines acquisition. The Corporation follows the practice of allocating purchase price to specifically identifiable intangible assets based on their estimated values as determined by appropriate valuation methods. In the GAI acquisition, the purchase price was allocated to agent relationships and deferred policy acquisition costs. Periodically, agent relationships are evaluated as events or circumstances indicate a possible inability to recover their carrying amount. During the first quarter of 2000, the Group made the strategic decision to discontinue its relationship with Managing General Agents. The result was a write-down of the agent relationships asset by $42,170. In 2002, 2001 and 2000, the Corporation further wrote down the agent relationships asset by $69,510, $10,966 and $3,801, respectively, for additional agency cancellations and for certain agents determined to be impaired based on updated estimated future undiscounted cash flows that were insufficient to recover the carrying amount of the asset for the agent. The remaining portion of the agent relationships asset will be amortized on a straight-line basis over the remaining useful period of approximately 21 years. Amortization expense for the periods 2003 through 2007 is expected to approximate $8.0 million before tax per year.

Based on historical data the remaining agents have been profitable. Future cancellation of agents included in the agent relationships intangible asset or a diminution of certain former Great American agents' estimated future revenues or profitability is likely to cause further impairment losses beyond the quarterly amortization of the remaining asset value over the remaining useful lives.

NOTE 16 — Statutory Accounting Information

The following information has been prepared on the basis of statutory accounting principles which differ from generally accepted accounting principles. The principal differences relate to deferred acquisition costs, reinsurance, assets not admitted for statutory reporting, agent relationships and the treatment of deferred federal income taxes.

	2002	2001	2000
Statutory net income (loss)	**$ 75,148**	$172,513	$ (81,223)
Statutory policyholders' surplus	**725,748**	767,503	812,133

The Ohio Casualty Insurance Company (the Company), domiciled in Ohio, prepares its statutory financial statements in accordance with the accounting practices prescribed or permitted by the Ohio Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

For statutory purposes, agent relationships related to the GAI acquisition were taken as a direct charge to surplus.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaced the former Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The new principles provide guidance for areas where statutory accounting had been silent and changed former statutory accounting in some areas. The Group implemented the Codification guidance effective January 1, 2001. The cumulative effect of adopting Codification reduced statutory policyholders' surplus by $21,694 on January 1, 2001.

• • •

The NAIC has developed a "Risk-Based Capital" formula for property and casualty insurers and life insurers. The formula is intended to measure the adequacy of an insurer's capital given the asset structure and product mix of the company. As of December 31, 2002, all insurance companies in the Group exceeded the necessary capital.

The Corporation is dependent on dividend payments from its insurance subsidiaries in order to meet operating expenses, debt obligations, and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. At December 31, 2002, approximately $112,467 of statutory surplus is not subject to restriction or prior dividend approval requirements. Additional restrictions may result from the minimum net worth and surplus requirement in the credit agreement.

The Group paid dividends to policyholders of $5,644 in 2002, compared to $8,793 and $8,825 in 2001 and 2000, respectively.

NOTE 17 — Debt

During 1997, the Corporation signed a credit facility that made available a $300.0 million revolving line of credit. The line of credit was used in 1997 to refinance the outstanding term loan balance the Corporation had at that time. In 1998, the line of credit was used for capital infusion into the property and casualty subsidiaries due to the GAI acquisition. The credit agreement contains financial covenants and provisions customary for such arrangements. Interest on the borrowings under the line of credit was calculated at a periodically adjustable rate. The interest rate was determined on various bases including prime rates, certificates of deposit rates and the London Interbank Offered Rate. Interest incurred and related fees on borrowings on the line of credit were $1,760, $13,549 and $16,075 in 2002, 2001 and 2000, respectively.

In 2002, the Corporation completed an offering of 5.00% convertible notes, in an aggregate principal amount of $201.3 million, due March 19, 2022 and generated net proceeds of $194.0 million. The net proceeds of the offering, along with $10.5 million of cash, were used to pay off the balance and terminate the outstanding credit facility. The issuance and related costs are being amortized over the life of the bonds and are being recorded as related fees. The Corporation uses the effective interest rate method to record the interest and related fee amortization. Interest is payable on March 19 and September 19 of each year, beginning September 19, 2002. The Corporation made the first scheduled interest payment of $5.0 million in the third quarter 2002. The notes may be converted into shares of the Corporation's common stock under certain conditions, including: if the sale price of the Corporation's common stock reaches specific thresholds; if the credit rating of the notes is below a specified level or withdrawn, or if the notes have no credit rating during any period; or if specified corporate transactions have occurred. The conversion rate is 44.2112 shares per each one thousand dollar principal amount of notes, subject to adjustment in certain circumstances. The convertible debt impact on earnings per share will be based on the "if-converted" method. The impact on diluted earnings per share is contingent on whether or not certain criteria have been met for conversion. As of December 31, 2002, the common share price criterion had not been met and, therefore, no adjustment to the number of diluted shares on the earnings per share calculation was made for the convertible debt. On or after March 23, 2005, the Corporation has the option to redeem all or a portion of the notes that have not been previously converted at the following redemption prices (expressed as a percentage of principal amount):

During the twelve months commencing	Redemption Price
March 23, 2005	102%
March 19, 2006	101%
March 19, 2007 until maturity of the notes	100%

The holders of the notes have the option to require the Corporation to purchase all or a portion of their notes on March 19 of 2007, 2012 and 2017 at 100% of the principal amount of the notes. In addition, upon a change in control of the Corporation occurring anytime prior to maturity, holders may require the Corporation to purchase for cash all or a portion of their notes at 100% of the principal amount plus accrued interest.

On July 31, 2002, the Corporation entered into a revolving credit agreement. Under the terms of the credit agreement, the lenders agreed to make loans to the Corporation in an aggregate amount up to $80.0 million for general corporate purposes. Interest is payable in arrears, and the interest rate on borrowings under the credit agreement is based on a margin over LIBOR or the LaSalle Bank Prime Rate, at the option of the Corporation. The Corporation has capitalized approximately $400 in fees related to establishing the line of credit and amortizes the fees over the term of the agreement. In addition, the Corporation is obligated to pay agency fees of $10 and facility fees of up to $160 annually. These fees are expensed when incurred by the Corporation. The agreement requires the Corporation to maintain minimum net worth of $800.0 million. The credit facility to $650.0 million thereafter. The credit agreement will expire on March 15, 2005. Additionally, financial covenants and other customary provisions, as defined in the agreement, exist. The outstanding loan amount of the revolving line of credit was zero at December 31, 2002.

During 1999, the Corporation signed a $6,500 low interest loan with the state of Ohio used in conjunction with the home office purchase. The Ohio Casualty Insurance Company granted a mortgage on its home office property as security for the loan. As of December 31, 2002, the loan bears a fixed interest rate of 2%, increasing to the maximum rate of 3% in December 2004. The loan requires annual principal payments of approximately $630 and expires in November 2009. The remaining balance at December 31, 2002 was $4,544.

Total interest expense of $9,482, $11,708 and $15,632 was charged to income for the periods ending December 31, 2002, 2001 and 2000, respectively.

NOTE 18 – Shareholders Rights Plan

In February 1998, the Board of Directors adopted an amended and restated Shareholders Rights Agreement (the Agreement). The Agreement is designed to deter coercive or unfair takeover tactics and to prevent a person(s) from gaining control of the Corporation without offering a fair price to all shareholders.

Under the terms of the Agreement, each outstanding common share is associated with one half of one common share purchase right, expiring in 2009. Currently, each whole right, when exercisable, entitles the registered holder to purchase one common share of the Corporation at a purchase price of $125 per share.

The rights become exercisable for a 60 day period commencing eleven business days after a public announcement that a person or group has acquired shares representing 20 percent or more of the outstanding shares of common stock, without the prior approval of the board of directors; or eleven business days following commencement of a tender or exchange of 20 percent or more of such outstanding shares of common stock.

If after the rights become exercisable, the Corporation is involved in a merger, other business consolidation or 50 percent or more of the assets or earning power of the Corporation is sold, the rights will then entitle the rightholders, upon exercise of the rights, to receive shares of common stock of the acquiring company with a market value equal to twice the exercise price of each right.

The Corporation can redeem the rights for $0.01 per right at any time prior to becoming exercisable.

NOTE 19 – California Proposition 103

California voters passed Proposition 103 in 1998 in an attempt to legislate premium rates for that state. The proposition required premium rate rollbacks for 1989 California policyholders while allowing for a "fair" return for insurance companies. On October 25, 2000, the Group announced a settlement agreement for California Proposition 103 that was approved by the California Insurance Commissioner. Under the terms of the settlement, the members of the Group agreed to pay $17,500 in refunded premiums to eligible 1989 California policyholders. Accordingly, in October 2000, the Group reduced its recorded liability from $50,486 by $32,986 to $17,500. This decrease in the reserve resulted in an increase in operating income and net income for the third quarter 2000, and had no effect on the statutory combined ratio reported. The Group began to make payments in the first quarter of 2001. The Group escheated the remaining payments to the state of California in the fourth quarter of 2002. Therefore, no remaining liability existed at December 31, 2002.



reports of independent accountants...

The Board of Directors and Shareholders, Ohio Casualty Corporation

We have audited the accompanying consolidated balance sheets of Ohio Casualty Corporation and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ohio Casualty Corporation and subsidiaries at December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP
Cincinnati, Ohio
February 14, 2003

The Board of Directors and Shareholders, Ohio Casualty Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Ohio Casualty Corporation and its subsidiaries at December 31, 2000 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cincinnati, Ohio
February 16, 2001

directors and officers*...



Ohio Casualty Corporation and Subsidiaries

Chairman of the Board

Stanley N. Pontius — President and Chief Executive Officer, First Financial Bancorp and its Principal Subsidiary, First National Bank of Southwestern Ohio

Directors

Terrence J. Baehr – Vice President, Sales Americas East Region, IBM Corporation

Jack E. Brown – Executive Vice President, Global AC Nielsen

Dan R. Carmichael, CPCU – President and Chief Executive Officer of the Corporation

Catherine E. Dolan – Senior Vice President, First Union National Bank

Philip G. Heasley – Chairman and Chief Executive Officer, First USA

Stephen S. Marcum – Member of the law firm of Parrish, Fryman & Marcum Co., L.P.A.

Ralph S. Michael III

Howard L. Sloneker III – Senior Vice President/ Human Resources, The Ohio Casualty Insurance Company

Jan H. Suwinski – Professor of Business Operations, The Johnson Graduate School of Management, Cornell University

*As of February 13, 2003

**Members of the Executive Management Team

Property-Casualty Insurance Subsidiaries

Director

Daniel J. Megel, CPCU

Corporate Officers

Dan R. Carmichael, CPCU — President and Chief Executive Officer**

Donald F. McKee — Executive Vice President and Chief Financial Officer**

Debra K. Crane — Senior Vice President, General Counsel and Secretary**

A. Larry Sisk — Vice President and Treasurer

Dennis E. McDaniel, CMA, CFM, CPCU — Vice President and Controller

Executive Officers

John S. Busby, CPCU - Executive Vice President and Chief Operating Officer/Specialty Lines**

Jeffery L. Haniewich, JD - Executive Vice President and Chief Operating Officer/Commercial Lines**

Elizabeth M. Riczko, FCAS, MAAA, CMA, CFM, CPCU - Executive Vice President and Chief Operating Officer/ Personal Lines**

John E. Bade, Jr. - Senior Vice President/Marketing**

Ralph G. Goode, CPCU - Senior Vice President/ Claims**

John S. Kellington - Senior Vice President and Chief Technology Officer**

Richard B. Kelly, JD, CPCU, CFA, FLMI - Senior Vice President/Investments**

Thomas E. Schadler, FCAS, MAAA - Senior Vice President and Chief Actuary**

Howard L. Sloneker III - Senior Vice President/ Human Resources**

Vice Presidents/ Regional Vice Presidents

Michael L. Akin, CPCU
Phillip M. Boyd
Michael J. Brennan, CPCU
Betsy T. Douglass, CPCU
Lloyd E. Geary, CPCU
Harold M. Good
David J. Hasler
Daniel F. Henke, FCAS, MAAA
Richard P. Hildbold
Harry E. Hunter, CPCU
Russell F. Kelly, CPCU
George R. Kesl
Kurt F. Krueger
Judith M. Kuschill
Philip R. Lucca, CPCU
Andrew M. Marquart
J. Wilson Phillips
Bruce A. Rutherford
Derrick D. Shannon, FCAS, MAAA
Michael E. Sullivan, Jr.
Jane C. White, CPCU
Stephen T. Williams

Assistant Vice Presidents/ Assistant Secretaries

Elizabeth S. Aumann
John D. Baird
Roger A. Barbe
Donald R. Brockmeier, ACAS, MAAA
Thomas L. Caldwell
Richard L. Carpenter
Charles F. Chalupa
David T. Clay
Karan M. Cook
Jeffrey A. Cruey, CPCU
James S. Danehy, Esq.
Cindy L. Denney
Catherine T. Dooley
Robert D. Fehrenbach
Lisa A. Hays
Kevin J. Kelley
Diane L. Kinner, ACAS, MAAA
William S. Lawrence, Asst. VP/Asst. Secretary
James S. Lechler
John R. Linneman
Douglas B. Manwaring
Ben D. Morris
Curtis M. Nichols, CPCU
Mindy Y. Nguyen, FCAS, MAAA
Charles E. Peck
David A. Pustinger, JD
Brenda J. Reed
Mark D. Robinson
Mark T. Rutherford
David L. Santez, Esq.
Mark E. Schmidt, Asst. VP/Asst. Secretary
Lynn C. Schoel
Alan B. Smith, JD
Todd E. Taylor
James J. Tuohy
G. Michael Ulreich
Richard D. Werts
Karol J. Wolf





our vision...

To be a top-flight mid-tier P&C insurance group distinguished by:

- Superior speed and flexibility serving our agents and our policyholders
- Distinctive local market knowledge and agent relationships
- Rigorous execution in underwriting, pricing and claims
- A competitive return on equity







our values...

- *Customer-driven Quality*
- *Innovation*
- *Teamwork*
- *Integrity*
- *Stewardship*







OHIO CASUALTY CORPORATION

Headquarters: 9450 Seward Road, Fairfield, Ohio 45014-5456